                                               FILED PURSUANT TO RULE NO. 424(a)
                                               REGISTRATION NO. 333-24629

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS TO + +WHICH IT RELATES SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF + +AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE +
+IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO          +
+REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.         +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                             SUBJECT TO COMPLETION
             PRELIMINARY PROSPECTUS SUPPLEMENT DATED APRIL 18, 1997

PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED       , 1997

                                  $150,000,000

                              DIME CAPITAL TRUST I

                         % CAPITAL SECURITIES, SERIES A
                (LIQUIDATION AMOUNT $1,000 PER CAPITAL SECURITY)
         FULLY AND UNCONDITIONALLY GUARANTEED, AS DESCRIBED HEREIN, BY

                               DIME BANCORP, INC.

                                  -----------

  The % Capital Securities, Series A (the "Series A Capital Securities"), offered hereby represent preferred beneficial interests in Dime Capital Trust
I, a statutory business trust created under the laws of the State of Delaware (the "Series A Issuer"). Dime Bancorp, Inc., a Delaware corporation (the "Corporation") and the holding company of The Dime Savings Bank of New York,
FSB (the "Bank" and, together with the Corporation and their consolidated subsidiaries, the "Company"), will be the owner of all of the beneficial interests represented by common securities of the Series A Issuer ("Series A Common Securities" and, collectively with
                                                        (Continued on next page)

                                  -----------

  SEE "RISK FACTORS" BEGINNING ON PAGE S-4 HEREOF FOR CERTAIN INFORMATION RELEVANT TO AN INVESTMENT IN THE SERIES A CAPITAL SECURITIES.

 THESE SECURITIES ARE NOT  DEPOSITS OR OTHER OBLIGATIONS OF  A BANK OR SAVINGS
  ASSOCIATION AND  ARE  NOT  INSURED  OR GUARANTEED  BY  THE  FEDERAL DEPOSIT
   INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             PRICE TO     UNDERWRITING      PROCEEDS TO  THE
                             PUBLIC(1)    COMMISSION(2) SERIES A ISSUER(1)(3)(4)
--------------------------------------------------------------------------------
Per Series A Capital Se-
 curity................      $1,000.00         (3)             $1,000.00
--------------------------------------------------------------------------------
Total..................   $150,000,000.00      (3)          $150,000,000.00

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Plus accrued Distributions, if any, from    , 1997.
(2) The Series A Issuer and the Corporation have each agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(3) In view of the fact that the proceeds of the sale of the Series A Capital Securities will be invested in the Series A Subordinated Debentures, the Corporation has agreed to pay to the Underwriters as compensation ("Underwriters' Compensation") for their arranging the investment therein
    of such proceeds $    per Series A Capital Security (or $    in the
    aggregate). See "Underwriting."
(4) Expenses of the offering which are payable by the Corporation are estimated
    to be $   .

                                  -----------

  The Series A Capital Securities are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Series A Capital Securities will be made in book-entry form through the facilities of The Depository Trust Company ("DTC") in
New York, New York on or about   , 1997, against payment therefor in
immediately available funds.

                                  -----------
MERRILL LYNCH & CO.
                BT SECURITIES CORPORATION
                                                                 LEHMAN BROTHERS
                                  -----------

              The date of this Prospectus Supplement is   , 1997.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SERIES A CAPITAL SECURITIES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ----------------

(cover page continued)
the Series A Capital Securities, the "Series A Securities"). The Chase Manhattan Bank is the Property Trustee of the Series A Issuer. The Series A Issuer exists for the sole purpose of issuing the Series A Securities and
investing the proceeds thereof in $    initial principal amount of  % Junior
Subordinated Deferrable Interest Debentures, Series A (the "Series A Subordinated Debentures"), to be issued by the Corporation. The Series A
Subordinated Debentures will mature on    , 2027 (the "Stated Maturity")
(which date may be shortened in certain circumstances as described under "Certain Terms of Series A Subordinated Debentures--Conditional Right to Shorten Maturity or Redeem upon a Tax Event or Capital Treatment Event"). Under certain circumstances, the Series A Capital Securities will have a preference over the Series A Common Securities with respect to cash distributions and amounts payable on liquidation, redemption or otherwise. See "Description of Preferred Securities--Subordination of Common Securities" in the accompanying Prospectus.

  Holders of the Series A Capital Securities will be entitled to receive
preferential cumulative cash distributions accruing from       , 1997 and
payable semi-annually in arrears on        and        of each year, commencing
      , 1997, at an annual rate equal to % of the Liquidation Amount of $1,000 per Series A Capital Security ("Distributions"). Subject to certain exceptions, as described herein, the Corporation has the right to defer payment of interest on the Series A Subordinated Debentures at any time or from time to time for a period not exceeding ten consecutive semi-annual periods with respect to each deferral period (each, an "Extension Period"), provided that no Extension Period may extend beyond the Stated Maturity of the Series A Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all interest then accrued and unpaid (together with interest thereon at a rate equal to % per annum, compounded semi-annually, to the extent permitted by applicable law), the Corporation may elect to begin a new Extension Period subject to the requirements set forth herein. If interest payments on the Series A Subordinated Debentures are so deferred, Distributions on the Series A Capital Securities will also be deferred and the Corporation will not be permitted, subject to certain exceptions described herein, to declare or pay any cash distributions with respect to the Corporation's capital stock or debt securities that rank pari passu with or junior to the Series A Subordinated Debentures. During an Extension Period, interest on the Series A Subordinated Debentures will continue to accrue (and the amount of Distributions to which holders of the Series A Capital Securities are entitled will accumulate) at a rate equal to % per annum, compounded semi-annually from the relevant payment date for such interest, and holders of Series A Capital Securities will be required to accrue interest income for United States federal income tax purposes. See "Certain Terms of Series A Subordinated Debentures--Option to Defer Interest Payments" and "Certain Federal Income Tax Consequences--Original Issue Discount."

  The Series A Subordinated Debentures are unsecured and subordinated to all Senior Debt (as defined in the accompanying Prospectus). Substantially all of the Corporation's existing indebtedness constitutes Senior Debt. Because the Corporation is a holding company, the right of the Corporation to participate in any distribution of assets of its subsidiaries, including the Bank, upon any such subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary except to the extent that the Corporation may itself be recognized as a creditor of that subsidiary. Accordingly, the Series A Subordinated Debentures (and, therefore, the Series A Capital Securities) will be effectively subordinated to all existing and future liabilities of the Corporation's subsidiaries, and holders thereof should look only to the assets of the Corporation for payments on the Series A Subordinated Debentures. See "Description of Subordinated Debentures-- Subordination" in the accompanying Prospectus.

(cover page continued)
  The Corporation has, through the Series A Guarantee, the Trust Agreement, the Series A Subordinated Debentures, the Indenture and the Expense Agreement (each as defined herein), taken together, fully, irrevocably and unconditionally guaranteed all of the Series A Issuer's obligations under the Series A Capital Securities. See "Relationship Among the Capital Securities, the Corresponding Junior Subordinated Debentures, the Expense Agreement and the Guarantees--Full and Unconditional Guarantee" in the accompanying Prospectus. The Series A Guarantee of the Corporation guarantees the payment of Distributions and payments on liquidation or redemption of the Series A Capital Securities, but only in each case to the extent of funds held by the Series A Issuer, as described herein (the "Series A Guarantee"). See "Description of Guarantees" in the accompanying Prospectus. If the Corporation does not make interest payments on the Series A Subordinated Debentures held by the Series A Issuer, the Series A Issuer will have insufficient funds to pay Distributions on the Series A Capital Securities. The Series A Guarantee does not cover payment of Distributions when the Series A Issuer has insufficient funds to pay such Distributions. In such event, a holder of Series A Capital Securities may institute a legal proceeding directly against the Corporation pursuant to the terms of the Indenture to enforce payment of amounts equal to such Distributions to such holder. See "Description of Junior Subordinated Debentures--Enforcement of Certain Rights by Holders of Capital Securities" in the accompanying Prospectus. The obligations of the Corporation under the Series A Guarantee and the Series A Subordinated Debentures are subordinate and junior in right of payment to all Senior Debt of the Corporation.

  The Series A Capital Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Series A Subordinated Debentures at maturity or their earlier redemption. The Series A Subordinated Debentures are redeemable prior to maturity at the option of the Corporation (i) on or after
   , 2007, in whole at any time or in part from time to time, (ii) at any time in whole (but not in part) in certain circumstances upon the occurrence of a Tax Event or Capital Treatment Event, as described under "Certain Terms of Series A Subordinated Debentures--Conditional Right to Shorten Maturity or Redeem upon a Tax Event or Capital Treatment Event," or (iii) on or after
    , 2002 in whole (but not in part) in certain circumstances if the Corporation is not then subject to the Holding Company Capital Rules, as described under "Risk Factors--Imposition of Holding Company Capital Rules." For a description of the redemption prices for the Series A Capital Securities pursuant to clause (i), (ii) or (iii) above, see "Certain Terms of Series A Capital Securities--Redemption" and "Certain Terms of Series A Subordinated Debentures--Redemption."

  The Corporation will have the right at any time to terminate the Series A Issuer and cause the Series A Subordinated Debentures to be distributed to the holders of the Series A Capital Securities in liquidation of the Series A Issuer. See "Certain Terms of Series A Capital Securities--Liquidation of Series A Issuer and Distribution of Series A Subordinated Debentures to Holders."

  In the event of the termination of the Series A Issuer, after satisfaction of liabilities to creditors of the Series A Issuer as required by applicable law, the holders of the Series A Capital Securities will be entitled to receive a Liquidation Amount of $1,000 per Series A Capital Security plus accumulated and unpaid Distributions thereon to the date of payment, which may be in the form of a distribution of such amount in Series A Subordinated Debentures, subject to certain exceptions. See "Description of Preferred Securities--Liquidation Distribution Upon Termination" in the accompanying Prospectus.

  If the Series A Subordinated Debentures are distributed to the holders of Series A Capital Securities upon the liquidation of the Series A Issuer, the Corporation will use its best efforts to include the Series A Subordinated Debentures on such stock exchanges or other automated quotation systems, if any, on which the Series A Capital Securities are then listed or traded.

  The Series A Capital Securities will be represented by global certificates registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Series A Capital Securities will be shown on, and transfers thereof will be effected only through, records maintained by participants in DTC. Except as described in the accompanying Prospectus, Series A Capital Securities in certificated form will not be issued in exchange for the global certificates. See "Book-Entry Issuance" in the accompanying Prospectus.

  The information in this Prospectus Supplement supplements and should be read in conjunction with the information contained in the accompanying Prospectus. As used herein, (i) the "Indenture" means the Junior Subordinated Indenture, as amended and supplemented from time to time, between the Corporation and The Chase Manhattan Bank, as trustee (the "Debenture Trustee"), (ii) the "Trust Agreement" means the Amended and Restated Trust Agreement relating to the Series A Issuer among the Corporation, as Depositor, The Chase Manhattan Bank, as Property Trustee (the "Property Trustee"), Chase Manhattan Bank Delaware, as Delaware Trustee (the "Delaware Trustee"), and the Administrative Trustees named therein (collectively, with the Property Trustee and Delaware Trustee, the "Issuer Trustees"), (iii) the "Guarantee Agreement" means the Guarantee Agreement by and between the Corporation, as Guarantor, and The Chase Manhattan Bank, as Guarantee Trustee, and (iv) the "Expense Agreement" means the Agreement as to Expenses and Liabilities between the Corporation and the Series A Issuer. Each of the other capitalized terms used in this Prospectus Supplement and not otherwise defined in this Prospectus Supplement has the meaning set forth in the accompanying Prospectus.

  Except for the historical information included or incorporated by reference in this Prospectus, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus or in the documents incorporated by reference herein. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein or in the documents incorporated by reference herein.

                                 RISK FACTORS

  Prospective purchasers of the Series A Capital Securities should carefully review the information contained elsewhere in this Prospectus Supplement and in the accompanying Prospectus and should particularly consider the following matters. In addition, because holders of Series A Capital Securities may receive Series A Subordinated Debentures in exchange therefor upon liquidation of the Series A Issuer, prospective purchasers of Series A Capital Securities are also making an investment decision with regard to the Series A Subordinated Debentures and should carefully review all the information regarding the Series A Subordinated Debentures contained herein.

GENERAL BUSINESS RISKS

  The Company's business is subject to various material business risks. For example, changes in prevailing interest rates can have significant effects on the Company's business. Some of the risks to which the Company's business is subject may become more acute in periods of economic slowdown or recession. During such periods, foreclosures generally increase and could result in an increased incidence of claims and legal actions against the Company. In addition, such conditions could lead to a potential decline in demand for the Company's loan origination services.

INTEREST RATE RISK

  The Company realizes its income primarily from the differential or "spread" between the interest earned on loans and investments and the interest paid on deposits and borrowings. Net interest spreads are affected by the difference between the maturities and the repricing characteristics of interest-earning assets and interest-bearing liabilities. As is typical of most thrift institutions, the Company's interest-bearing liabilities reprice or mature, on average, sooner than its interest-earning assets. Additionally, the characteristics of many of the Company's interest-earning assets (such as pre-payment options, interest rate caps and similar features) are sensitive to changes in the level of interest rates. Although the Company utilizes a variety of techniques in an effort to manage its interest rate risk, the Company remains subject to a significant level of interest rate risk. In addition, changes in the relationship between long-term and short-term interest rates (the "yield curve") can have a significant impact on the Company's net interest income.

COMPETITION

  The Company experiences substantial competition both in attracting and retaining deposits and in making loans. Its most direct competition for deposits historically has come from other thrift institutions and commercial banks doing business in the greater New York metropolitan area. However, as with all banking organizations, the Company has experienced increasing competition from nonbanking sources. For example, the Company also competes for funds with mutual funds, corporate and governmental debt securities and other investment alternatives. The Company's competition for loans comes principally from other thrift institutions, commercial banks, mortgage banking companies, consumer finance companies, insurance companies and other institutional lenders. A number of institutions with which the Company competes for deposits and loans have significantly greater assets and capital than the Company.

REGULATION

  Each of the Corporation, as a savings and loan holding company, and the Bank, as a federal savings bank, is subject to significant regulation, which has materially affected their businesses as well as the businesses of other banking organizations in the past and is likely to do so in the future. Statutes and regulations now affecting the Corporation and the Bank may be changed at any time, and the interpretation of these statutes and regulations by examining authorities is also subject to change. There can be no assurance that future changes in the regulations or in their interpretation will not adversely affect the business of the Company. As a savings and loan holding company, the Corporation is subject to regulation and examination by the Office of Thrift Supervision (the "OTS"). As a federal savings association, the Bank is subject to examination by the OTS, its primary regulator, and the Federal Deposit Insurance Corporation ("FDIC"), as administrator of the Bank Insurance Fund (the "BIF") and the Savings Association Insurance Fund (the "SAIF"). There can be no assurance that the OTS or the FDIC may not, as a result of such examinations or otherwise, impose various requirements or regulatory sanctions upon the Bank or the Corporation.

IMPOSITION OF HOLDING COMPANY CAPITAL RULES

  From time to time, legislation has been proposed in Congress that, if adopted, would require federal savings associations, such as the Bank, to convert to a national or state bank charter. These proposals have expressed the expectation that, at some time in the future, savings and loan holding companies, such as the Corporation, may be subjected to a regulatory framework similar to that for bank holding companies. As a result of the adoption of such legislation, actions of federal bank regulatory agencies or a merger or consolidation of the Corporation with a bank holding company, it is possible that the Corporation could become subject to the holding company-level capital adequacy guidelines of the Board of Governors of the Federal Reserve System (the "Federal Reserve") or similar guidelines (collectively, "Holding Company Capital Rules"). If the Corporation does not become subject to the Holding
Company Capital Rules by     , 2002, then the Corporation will have the right,
if certain conditions are met, to redeem the Series A Subordinated Debentures in whole (but not in part) and thereby cause the mandatory redemption of the Series A Capital Securities. The Redemption Price in the case of such a redemption shall equal, for each Series A Capital Security, the Regulatory Make-Whole Amount (as defined in "Certain Terms of Series A Capital Securities--Redemption") for a corresponding $1,000 principal amount of Series A Subordinated Debentures together with accrued distributions to but excluding the Redemption Date. See "--Tax Event or Capital Treatment Event--Exchange of Series A Capital Securities for Series A Subordinated Debentures, Shortening of Maturity of Series A Subordinated Debentures or Redemption" and "Certain Terms of Series A Capital Securities--Redemption."

RANKING OF SUBORDINATED OBLIGATIONS UNDER THE SERIES A GUARANTEE AND THE SERIES A SUBORDINATED DEBENTURES

  The obligations of the Corporation under the Series A Guarantee issued by the Corporation for the benefit of the holders of Series A Capital Securities and under the Series A Subordinated Debentures are unsecured and rank subordinate and junior in right of payment to all Senior Debt of the Corporation. Substantially all of the Corporation's existing indebtedness constitutes Senior Debt. Because the Corporation is a holding company, the right of the Corporation to participate in any distribution of assets of any subsidiary, including the Bank, upon any such subsidiary's liquidation or reorganization or otherwise (and thus the ability of holders of the Series A Capital Securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary, except to the extent that the Corporation may itself be recognized as a creditor of that subsidiary. Accordingly, the Series A Guarantee and the Series A Subordinated Debentures will be effectively subordinated to all existing and future liabilities of the Corporation's subsidiaries, and holders of Series A Subordinated Debentures should look only to the assets of the Corporation for payments on the Series A Subordinated Debentures. See "The Corporation." None of the Indenture, the Series A Guarantee, the Trust Agreement or the Expense Agreement places any limitation on the amount of secured or unsecured debt, including Senior Debt, that may be incurred by the Corporation. See "Description of Guarantees-- Status of the Guarantees" and "Description of Junior Subordinated Debentures-- Subordination" in the accompanying Prospectus.

  The ability of the Series A Issuer to pay amounts due on the Series A Capital Securities is solely dependent upon the Corporation making payments on the Series A Subordinated Debentures as and when required.

OPTION TO DEFER INTEREST PAYMENTS; TAX CONSEQUENCES

  So long as no event of default under the Indenture has occurred or is continuing, the Corporation has the right under the Indenture to defer payment of interest on the Series A Subordinated Debentures at any time or from time to time for a period not exceeding ten consecutive semi-annual periods with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Series A Subordinated Debentures. As a consequence of any such deferral, semi-annual Distributions on the Series A Capital Securities by the Series A Issuer will also be deferred (and the amount of Distributions to which holders of the Series A Capital Securities are entitled will accumulate additional Distributions thereon at a rate equal to % per annum, compounded semi-annually from the relevant payment date for such Distributions) during any such Extension Period. During any such Extension Period, the Corporation may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Corporation's capital stock or (ii) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Corporation that rank pari passu in all respects with or junior in interest to the Series A Subordinated Debentures, subject to certain exceptions described herein. See "Certain Terms of Series A Subordinated Debentures--Option to Defer Interest Payments." Prior to the termination of any such Extension Period, the Corporation may further defer the payment of interest, provided that no Extension Period may exceed ten consecutive semi-annual periods or extend beyond the Stated Maturity of the Series A Subordinated Debentures. Upon the termination of any Extension Period and the payment of all interest then accrued and unpaid (together with interest thereon at an annual rate equal to %, compounded semi-annually from the interest payment date for such interest, to the extent permitted by applicable law), the Corporation may elect to begin a new Extension Period subject to the above requirements. There is no limitation on the number of times that the Corporation may elect to begin an Extension Period. See "Certain Terms of Series A Capital Securities--Distributions."

  Should an Extension Period occur, a holder of Series A Capital Securities will be required to recognize income (in the form of original issue discount) in respect of its pro rata share of the Series A Subordinated Debentures held by the Series A Issuer for United States federal income tax purposes. As a result, a holder of Series A Capital Securities will be required to include such income in gross income for United States federal income tax purposes in advance of the receipt of cash attributable to such income and will not receive the cash related to such income from the Series A Issuer if the holder disposes of the Series A Capital Securities prior to the record date for the payment of Distributions. See "Certain Federal Income Tax Consequences--Original Issue Discount" and "--Sale or Redemption of Series A Capital Securities."

  The Corporation has no current intention of exercising its right to defer payments of interest on the Series A Subordinated Debentures. However, should the Corporation elect to exercise such right in the future, the market price of the Series A Capital Securities is likely to be affected. A holder that disposes of its Series A Capital Securities during an Extension Period, therefore, might not receive the same return on its investment as a holder that continues to hold its Series A Capital Securities.

TAX EVENT OR CAPITAL TREATMENT EVENT--EXCHANGE OF SERIES A CAPITAL SECURITIES FOR SERIES A SUBORDINATED DEBENTURES, SHORTENING OF MATURITY OF SERIES A SUBORDINATED DEBENTURES OR REDEMPTION

  Upon the occurrence and continuation of a Tax Event or a Capital Treatment
Event (whether occurring before or after    , 2007), the Corporation has the
right, if certain conditions are met, (i) to terminate the Series A Issuer and cause the Series A Subordinated Debentures to be distributed to the holders of the Series A Capital Securities in exchange therefor upon liquidation of the Series A Issuer, (ii) to shorten the maturity of the Series A Subordinated
Debentures to a date not earlier than    , 2012, or (iii) to redeem the Series
A Subordinated Debentures in whole (but not in part) within 90 days following the occurrence of such Tax Event or Capital Treatment Event and thereby cause a mandatory redemption of the Series A Capital Securities. Any such redemption shall be at a price equal to the Tax/Capital Make-Whole Amount (as defined in "Certain Terms of Series A Capital Securities--Redemption") together with accrued interest to but excluding the date fixed for redemption. See "Certain Terms of Series A Subordinated Debentures--Conditional Right to Shorten Maturity or Redeem upon a Tax Event or Capital Treatment Event."

  A "Tax Event" means, with respect to Series A Subordinated Debentures held by the Series A Issuer or another Issuer (as defined in the Prospectus), the receipt by the Series A Issuer of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced proposed change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such proposed change, pronouncement or decision is announced on or after the date of issuance of the Series A Capital Securities under the Trust Agreement, there is more than an insubstantial risk that (i) the Series A Issuer is, or within 90 days of the date of such opinion will be, subject to United States federal income tax with respect to income received or accrued on the Series A Subordinated Debentures,
(ii) interest payable by the Corporation on the Series A Subordinated Debentures is not, or within 90 days of the date of such opinion, will not be, deductible by the Corporation, in whole or in part, for United States federal income tax purposes or (iii) the Series A Issuer is, or within 90 days of the date of the opinion will be, subject to more than a de minimis amount of other taxes, duties or other governmental charges. With respect to Series A Subordinated Debentures that are no longer held by the Series A Issuer or another Issuer, "Tax Event" means the receipt by the Corporation of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced proposed change), in the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which proposed change, pronouncement or decision is announced on or after the date of issuance of the Series A Subordinated Debentures under the Indenture, there is more than an insubstantial risk that interest payable by the Corporation on the Series A Subordinated Debentures is not, or within 90 days of the date of such opinion will not be, deductible by the Corporation, in whole or in part, for United States federal income tax purposes (each of the circumstances referred to in clauses (i), (ii) and (iii) of the preceding sentence and the circumstances referred to in this sentence being referred to herein as an "Adverse Tax Consequence").

  A "Capital Treatment Event" means any time when the Corporation, for any reason, is subject to the Holding Company Capital Rules and the Corporation is not entitled to treat an amount equal to the aggregate Liquidation Amount of the Series A Capital Securities as "Tier 1 Capital" (or the then equivalent thereof) for purposes of the Holding Company Capital Rules, as then in effect and applicable to the Corporation. If the Corporation becomes subject to the Holding Company Capital Rules and the Series A Capital Securities are treated as "Tier 1 Capital" as described above, then for as long as the Series A Capital Securities continue to be so treated, the Corporation will not exercise its right to redeem (or shorten the maturity of, as described below) the Series A Subordinated Debentures prior to their stated maturity without having received the prior approval of the Federal Reserve to do so, provided such approval is then required under applicable Holding Company Capital Rules. Under current Holding Company Capital Rules, securities similar to the Series A Capital Securities issued by bank holding companies have been treated as "Tier 1 Capital."

  See "--Possible Tax Law Changes Affecting the Series A Capital Securities" for a discussion of certain legislative proposals that, if adopted, could give rise to a Tax Event, which may permit the Corporation to cause a redemption of
the Series A Capital Securities prior to    , 2007.

  As described above under "--Imposition of Holding Company Capital Rules," the Series A Subordinated Debentures may also be redeemed in whole (but not in
part) on or after       , 2002 if the Corporation is not then subject to the
Holding Company Capital Rules. See "Certain Terms of Series A Capital Securities--Redemption."

EXCHANGE OF SERIES A CAPITAL SECURITIES FOR SERIES A SUBORDINATED DEBENTURES

  The Corporation will have the right at any time to terminate the Series A Issuer and, after satisfaction of liabilities to creditors of the Series A Issuer as required by applicable law, cause the Series A Subordinated Debentures to be distributed to the holders of the Series A Capital Securities in exchange therefor upon liquidation of the Series A Issuer. See "Certain Terms of Series A Capital Securities--Liquidation of Series A Issuer and Distribution of Series A Subordinated Debentures to Holders."

  Under current United States federal income tax law and interpretations, a distribution of the Series A Subordinated Debentures upon liquidation of the Series A Issuer should not be a taxable event to holders of the Series A Capital Securities. However, if a Tax Event were to occur that would cause the Series A Issuer to be subject to United States federal income tax with respect to income received or accrued on the Series A Subordinated Debentures, a distribution of the Series A Subordinated Debentures by the Series A Issuer could be a taxable event to the Series A Issuer and the holders of the Series A Capital Securities. See "Certain Federal Income Tax Consequences-- Distribution of the Series A Subordinated Debentures to Holders of the Series A Capital Securities."

SHORTENING OF STATED MATURITY OF SERIES A SUBORDINATED DEBENTURES

  Upon the occurrence of a Tax Event or a Capital Treatment Event, the Corporation in certain circumstances will have the right to shorten the maturity of the Series A Subordinated Debentures to a date not earlier than
  , 2012 and thereby cause the Series A Capital Securities to be redeemed on such earlier date. See "Certain Terms of Series A Subordinated Debentures-- Conditional Right to Shorten Maturity or Redeem upon a Tax Event or Capital Treatment Event."

MARKET PRICES

  There can be no assurance as to the market prices for Series A Capital Securities or Series A Subordinated Debentures that may be distributed in exchange for Series A Capital Securities upon liquidation of the Series A Issuer. Accordingly, the Series A Capital Securities that an investor may purchase, whether pursuant to the offer made hereby or in the secondary market, or the Series A Subordinated Debentures that a holder of Series A Capital Securities may receive on liquidation of the Series A Issuer, may trade at a discount to the price that the investor paid to purchase the Series A Capital Securities offered hereby. As a result of the existence of the

Corporation's right to defer interest payments, the market price of the Series A Capital Securities (which represent preferred beneficial interests in the Series A Issuer) may be more volatile than the market prices of other securities on which original issue discount accrues that are not subject to such deferrals. See "Certain Terms of the Series A Subordinated Debentures" and "Description of Junior Subordinated Debentures--Corresponding Junior Subordinated Debentures" in the accompanying Prospectus.

RIGHTS UNDER THE SERIES A GUARANTEE; DIRECT ACTION

  The Series A Guarantee guarantees to the holders of the Series A Capital Securities the following payments, to the extent not paid by the Series A
Issuer: (i) any accumulated and unpaid Distributions required to be paid on the Series A Capital Securities, to the extent that the Series A Issuer has funds on hand available therefor at such time; (ii) the redemption price with respect to any Series A Securities called for redemption, to the extent that the Series A Issuer has funds on hand available therefor at such time; and
(iii) upon a voluntary or involuntary dissolution, winding-up or liquidation of the Series A Issuer (unless the Series A Subordinated Debentures are distributed to holders of the Series A Capital Securities), the lesser of (a) the aggregate of the Liquidation Amount and all accumulated and unpaid Distributions to the date of payment, to the extent that the Series A Issuer has funds on hand available therefor at such time and (b) the amount of assets of the Series A Issuer remaining available for distribution to holders of the Series A Capital Securities. The Series A Guarantee will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Chase Manhattan Bank will act as the indenture trustee under the Series A Guarantee (the "Guarantee Trustee") for the purpose of compliance with the Trust Indenture Act and will hold the Series A Guarantee for the benefit of the holders of the Series A Capital Securities. The Chase Manhattan Bank will also act as Debenture Trustee for the Series A Subordinated Debentures and as Property Trustee under the Trust Agreement. Chase Manhattan Bank Delaware will act as Delaware Trustee under the Trust Agreement.

  The holders of not less than a majority in aggregate liquidation amount of the Series A Capital Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Series A Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Series A Guarantee. Any holder of the Series A Capital Securities may institute a legal proceeding directly against the Corporation to enforce its rights under the Series A Guarantee without first instituting a legal proceeding against the Series A Issuer, the Guarantee Trustee or any other person or entity. If the Corporation were to default on its obligation to pay amounts payable under the Series A Subordinated Debentures, the Series A Issuer would lack funds for the payment of Distributions or amounts payable on redemption of the Series A Capital Securities or otherwise, and, in such event, holders of the Series A Capital Securities would not be able to rely upon the Series A Guarantee for payment of such amounts. Instead, in the event a Debenture Event of Default shall have occurred and be continuing and such event is attributable to the failure of the Corporation to pay interest on or principal of the Series A Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Series A Capital Securities may institute a legal proceeding directly against the Corporation for enforcement of payment to such holder of the principal of or interest on such Series A Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Series A Capital Securities of such holder (a "Direct Action"). In connection with such Direct Action, the Corporation will have a right of set-off under the Indenture to the extent of any payment made by the Corporation to such holder of Series A Securities in the Direct Action. Except as described herein, holders of Series A Securities will not be able to exercise directly any other remedy available to the holders of the Series A Subordinated Debentures or assert directly any other rights in respect of the Series A Subordinated Debentures. See "Description of Junior Subordinated Debentures--Enforcement of Certain Rights by Holders of Capital Securities" and "--Debenture Events of Default" and "Description of Guarantees" in the accompanying Prospectus. The Trust Agreement provides that each holder of Series A Capital Securities by acceptance thereof agrees to the provisions of the Series A Guarantee and the Indenture.

LIMITED VOTING RIGHTS

  Holders of Series A Capital Securities generally will have limited voting rights relating only to the modification of the Series A Capital Securities and the exercise of the Series A Issuer's rights as holder of Series

A Subordinated Debentures and the Series A Guarantee. Holders of Series A Capital Securities will not be entitled to vote to appoint, remove or replace the Property Trustee, the Delaware Trustee or any Administrative Trustee, and such voting rights are vested exclusively in the holder of the Series A Common Securities except, with respect to the Property Trustee and the Delaware Trustee, upon the occurrence of certain events described in the accompanying Prospectus. The Property Trustee, the Administrative Trustees and the Corporation may amend the Trust Agreement without the consent of holders of Series A Capital Securities to ensure that the Series A Issuer will be classified for United States federal income tax purposes as a grantor trust or as other than an association taxable as a corporation unless such action materially adversely affects the interests of such holders. See "Description of Capital Securities--Voting Rights; Amendment of Each Trust Agreement" and "--Removal of Issuer Trustees" in the accompanying Prospectus.

TRADING CHARACTERISTICS OF SERIES A CAPITAL SECURITIES

  The Series A Capital Securities have not been listed on a national securities exchange or the NASDAQ Stock Market. The absence of such a listing for the Series A Capital Securities could adversely affect the liquidity of the Series A Capital Securities.

  The Series A Capital Securities may trade at prices that do not fully reflect the value of accrued but unpaid interest with respect to the underlying Series A Subordinated Debentures. A holder of Series A Capital Securities that disposes of its Series A Capital Securities between record dates for payments of Distributions (and consequently does not receive a Distribution from the Series A Issuer for the period prior to such disposition) will nevertheless be required to include accrued but unpaid interest on the Series A Subordinated Debentures through the date of disposition in income as ordinary income and to add such amount to its adjusted tax basis in the Series A Capital Securities disposed of. Such a holder will recognize a capital loss to the extent the amount realized on the sale (less any amount that is treated as a payment of accrued interest required to be included in income) is less than its adjusted tax basis. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences--Sale or Redemption of Series A Capital Securities."

POSSIBLE TAX LAW CHANGES AFFECTING THE SERIES A CAPITAL SECURITIES

  On February 6, 1997, the revenue portion of President Clinton's 1997 budget proposal (the "Budget Proposal") was released. If enacted, the Budget Proposal would generally deny interest deductions for interest on an instrument issued by a corporation that has a maximum term of more than 15 years and that is not shown as indebtedness on the separate balance sheet of the issuer or, where the instrument is issued to a related party (other than a corporation), where the holder or some other related party issues a related instrument that is not shown as indebtedness on the issuer's consolidated balance sheet. The above described provision of the Budget Proposal is proposed to be effective generally for instruments issued on or after the date of first Congressional committee action. If a similar provision were to apply to the Series A Subordinated Debentures, the Corporation would be unable to deduct interest on the Series A Subordinated Debentures. Under current law, the Corporation will be able to deduct interest on the Series A Subordinated Debentures. There can be no assurances, however, that current or future legislative proposals or final legislation will not affect the ability of the Corporation to deduct interest on the Series A Subordinated Debentures. Such a change could give rise to a Tax Event, which in certain circumstances would permit the Corporation to terminate the Series A Issuer and cause the Series A Subordinated Debentures to be distributed to the holders of the Series A Capital Securities in exchange therefor upon liquidation of the Series A Issuer, to shorten the maturity of the Series A Subordinated Debentures to a
date not earlier than       , 2012 or to cause a redemption of the Series A
Capital Securities. See "Certain Terms of Series A Subordinated Debentures-- Conditional Right to Shorten Maturity or Redeem Upon a Tax Event or Capital Treatment Event" and "--Redemption" in this Prospectus Supplement and "Description of Preferred Securities--Redemption or Exchange" in the accompanying Prospectus. See also "Certain Federal Income Tax Consequences-- Possible Tax Law Changes."

                              THE SERIES A ISSUER

  The Series A Issuer is a statutory business trust created under the laws of the State of Delaware by the (i) execution of a trust agreement between the Corporation, as Depositor, and Chase Manhattan Bank Delaware, as Delaware Trustee, and (ii) the filing of a certificate of trust with the Delaware Secretary of State on April 4, 1997. The Series A Issuer's business and affairs are conducted by the Issuer Trustees: The Chase Manhattan Bank, as Property Trustee, Chase Manhattan Bank Delaware, as Delaware Trustee, and two individual Administrative Trustees who are employees or officers of or affiliated with the Corporation. The Series A Issuer exists for the exclusive purposes of (i) issuing and selling the Series A Securities, (ii) using the proceeds from the sale of Series A Securities to acquire Series A Subordinated Debentures issued by the Corporation, and (iii) engaging in only those other activities necessary or incidental thereto (such as registering the transfer of the Series A Capital Securities). Accordingly, the Series A Subordinated Debentures will be the sole assets of the Series A Issuer, and payments under the Series A Subordinated Debentures will be the sole revenue of the Series A Issuer. All of the Series A Common Securities will be owned by the Corporation. The Series A Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Series A Capital Securities, except that upon the occurrence and continuance of an event of default under the Trust Agreement resulting from an Event of Default under the Indenture, the rights of the Corporation, as holder of the Series A Common Securities, to payment in respect of Distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Series A Capital Securities. See "Description of Preferred Securities--Subordination of Common Securities" in the accompanying Prospectus. The Corporation will acquire Series A Common Securities in an aggregate liquidation amount equal to 3% of the total capital of the Series A Issuer. The Series A Issuer has a term of 55 years, but may terminate earlier as provided in the Trust Agreement. The principal executive office of the Series A Issuer is 589 Fifth Avenue, New York, New York 10017, Attention: Gene C. Brooks, and its telephone number is
(212) 326-6170. See "The Issuers" in the accompanying Prospectus.

  It is anticipated that the Series A Issuer will not be subject to the reporting requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                                THE CORPORATION

  This information is qualified in its entirety by the detailed information, definitions and financial statements appearing elsewhere herein or incorporated herein by reference.

GENERAL

  The Corporation is the holding company for the Bank, a federally-chartered savings bank. At December 31, 1996, the Company had total assets of $18.9 billion, total stockholders' equity of $1.0 billion, and total deposits of $12.9 billion. The Company's core business activities include consumer financial services, mortgage banking, commercial and multifamily real estate lending, consumer lending, and business banking.

  The Bank is a member of the BIF of the FDIC, with approximately 68% of its deposits assessable by the BIF and approximately 32% of its deposits assessable by the SAIF of the FDIC, in each case insured up to applicable limits. The Bank is subject to regulation, examination and supervision by the OTS, as its primary regulator, and the FDIC, as the administrator of the BIF and the SAIF.

  The Corporation has its principal executive offices at 589 Fifth Avenue, New York, New York 10017, telephone number (212) 326-6170.

CONSUMER FINANCIAL SERVICES

  The Company's consumer financial services include deposit products and related services, securities brokerage services and insurance products. These products and services are delivered through the Company's multi-channel distribution network, which also serves as a vehicle for delivering products and services related to the Company's other business activities, including mortgage banking, consumer lending and business banking. During 1996, the Company expanded its bank-by-phone capabilities, and as a result, most services are now available 24 hours a day and seven days a week.

  The Company's principal deposit-gathering market is the greater New York metropolitan area, in which it operates 85 branches, consisting of 37 branches in New York City, 23 branches in Long Island, 7 branches in Westchester and Rockland counties in New York, and 18 branches in New Jersey. The Company also operates one branch in Florida. In addition, the Company's deposit gathering network includes over 100 automated teller machines owned by the Company. The Company attracts deposits by offering a broad selection of deposit instruments and programs, including consumer and commercial demand accounts, savings accounts, money market accounts, time deposit accounts, individual retirement and Keogh accounts, and automatic payroll and Social Security deposit programs.

  The Company provides insurance and securities brokerage services through wholly-owned insurance and brokerage subsidiaries. The services provided by the Company's securities brokerage subsidiary, Dime Securities of New York, Inc. ("Dime Securities"), a registered broker-dealer, consist primarily of the execution of securities transactions, on an agency basis, solely upon the order and for the accounts of its customers. In addition, Dime Securities provides standardized and individualized investment and financial planning advice to individuals or entities. Products sold by Dime Securities, which are not BIF- or SAIF-insured, include: mutual funds; government, corporate and municipal bonds; equity securities and equity options; variable annuities; and unit investment trusts.

  Various subsidiaries of the Bank sell certain tax-deferred annuities and life and disability insurance products issued by specified insurance companies. In addition to sales by the Company's branch-based sales force, life and disability insurance products are sold through direct mail marketing and telemarketing programs.

  The Company also offers Savings Bank Life Insurance ("SBLI") in New York through its customer representatives and direct mail marketing programs. The Company administers the SBLI program and is reimbursed for expenses. However, the Company does not share in premiums or surplus, which are maintained separately from its assets and liabilities, and is not liable under any SBLI policy.

MORTGAGE BANKING

  The Company's mortgage banking activities include production of one-to-four family first mortgage loans and cooperative apartment loans ("residential property loans"), sales of loans into the secondary market and loan servicing. A key component of the Company's continuing business strategy is to expand its mortgage banking activities by focusing on a multi-regional approach, which consists of strengthening existing operations in its core lending area of New York, New Jersey and Connecticut and controlled growth into markets outside of that core lending area. In connection therewith, the Company, in the fourth quarter of 1995, acquired the residential property loan origination businesses of National Mortgage Investments Co., Inc., a Georgia-based mortgage banking company, and James Madison Mortgage Company, a Virginia-based mortgage banking company (the "National and Madison Acquisitions"). During 1996, these two operations accounted for approximately $1 billion, or 39%, of the Company's residential property loan originations. In addition to residential property loan production offices in its core lending area, the Company currently maintains offices in Arizona, Florida, Georgia, Illinois, Louisiana, Maryland, Pennsylvania, South Carolina, and Virginia.

  During the fourth quarter of 1996, the Company began a restructuring of its mortgage banking operations, including new executive management, the relocation of its mortgage banking headquarters from Uniondale, New York to Tampa, Florida and various strategic initiatives designed to, among other things, enhance the efficiencies of such operations and further strengthen the Company's residential property loan production capabilities through the establishment of additional regional loan origination offices and an expansion of its correspondent-purchase activities.

  During 1996, the Company originated $2.7 billion of residential property loans. Of such originations, $1.9 billion were originated through approved mortgage brokers and $0.8 billion resulted from direct originations through the Company's branches, sales force and direct marketing. The Company, during 1996, also acquired $0.3 billion of residential property loans through purchase activities. Of this amount, bulk purchases amounted to $0.2 billion and correspondent purchases totaled $0.1 billion.

  At December 31, 1996, the Company serviced residential property loans with outstanding balances of $18.0 billion, including $7.0 billion of loans in its own portfolio and $11.0 billion of loans owned by others.

COMMERCIAL AND MULTIFAMILY REAL ESTATE LENDING

  First mortgage loans secured by commercial and multifamily real estate are currently made by the Company principally in its core lending area. During 1996, the Company originated $154.2 million of commercial first mortgage loans and $168.0 million of multifamily first mortgage loans. At December 31, 1996, approximately half of the Company's $1.9 billion portfolio of commercial and multifamily first mortgage loans was secured by multifamily properties.

  As a result of the acquisition of BFS Bankorp, Inc. and its wholly-owned subsidiary Bankers Federal Savings FSB (together, "BFS"), the Company's portfolio of multifamily first mortgage loans will increase significantly. At December 31, 1996, BFS had approximately $561 million of multifamily first mortgage loans, as well as approximately $17 million of commercial first mortgage loans. For a further discussion of the pending acquisition of BFS, see "Merger and Acquisition Activities." In order to leverage existing capabilities, increase production and provide geographic diversity, the Company recently opened commercial and multifamily first mortgage loan production offices in Philadelphia, Pennsylvania and Fairfax, Virginia.


CONSUMER LENDING

  The Company's consumer loan portfolio, the principal balances of which amounted to $723.7 million at year-end 1996, includes adjustable- and fixed-rate home equity loans, automobile loans and lease financing, manufactured home loans, boat loans, unsecured and secured personal loans, property improvement loans, government-guaranteed student loans, loans secured by deposits, and unsecured revolving and overdraft checking loans. Home equity loans represented approximately 70% of the Company's total consumer loan portfolio at December 31, 1996. During 1996, the Company's consumer loan originations amounted to $373.4 million.

  The Company's strategy with respect to consumer lending is to increase loan production by marketing consumer loan products through its branch network and expanding the use of telemarketing and direct response channels, as well as cross-selling home equity loan products to its existing and new residential first mortgage customers.

BUSINESS BANKING

  The Company originates business loans principally to finance seasonal working capital needs, expansion, renovation, and equipment purchases. During 1997, the Company intends to concentrate its business lending efforts on companies with up to $25 million in annual sales and is seeking to build relationships with such businesses by providing them with certain additional banking services, including deposit and cash management products.

MERGER AND ACQUISITION ACTIVITIES

  On January 13, 1995, Anchor Bancorp, Inc. and Anchor Savings Bank FSB ("Anchor Savings" and, together with Anchor Bancorp, Inc., "Anchor") were merged with and into the Corporation and the Bank, respectively, with the Corporation and the Bank being the surviving entities. Anchor Savings, on August 12, 1994, had acquired all of the outstanding common stock and preferred stock of The Lincoln Savings Bank, FSB ("Lincoln") and immediately thereafter, Lincoln was merged with and into Anchor Savings. In addition, during the fourth quarter of 1995, the Company consummated the National and Madison Acquisitions.

  In December 1996, the Corporation entered into a definitive agreement to acquire BFS for approximately $92 million in cash. It is expected that the transaction will be accounted for under the purchase method of accounting. At December 31, 1996, BFS had total assets of $650.5 million, loans receivable, net, of $586.8 million, substantially all of which were multifamily first mortgage loans, and deposits of $453.5 million. The acquisition of BFS is expected to be consummated during the second quarter of 1997.

BALANCE SHEET RESTRUCTURING PLAN

  During 1996, a key component of the Company's operating strategy was to continue implementation of a balance sheet restructuring plan (the "Balance Sheet Restructuring Plan"), which was announced at the end of 1995. The Balance Sheet Restructuring Plan was designed to, among other things, enable the Company to improve its net interest margin, primarily by selling certain relatively-lower yielding mortgage-backed securities ("MBS"), and provide the Company with greater flexibility in adjusting to varying interest rate environments. During 1996, the Company, in connection with the Balance Sheet Restructuring Plan, sold $2.0 billion of securities and incurred a net loss of $8.1 million. The proceeds of such sales were, in large part, used to repay borrowed funds, the costs of which are generally more volatile than the Company's deposits.

                      DIME BANCORP, INC. AND SUBSIDIARIES
                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth in summary form, certain financial data for each of the years in the five-year period ended December 31, 1996. These selected consolidated financial data are qualified in their entirety by the detailed information and the consolidated financial statements of the Corporation and notes thereto included in documents incorporated by reference in this Prospectus Supplement and should be read in conjunction therewith. See "Incorporation of Certain Documents By Reference" in the accompanying Prospectus. The consolidated financial statements for each of the years in the five-year period ended December 31, 1996 have been audited by KPMG Peat Marwick LLP, independent certified public accountants; and the related auditors' report for the three-year period ended December 31, 1996 refers to a change in accounting method for goodwill. For purposes of this presentation, the results provided for each of the years ended December 31, 1993 and 1992 include Anchor's results at or for its fiscal year ended June 30th of the subsequent calendar year.

                                      FOR THE YEARS ENDED DECEMBER 31,
                          ------------------------------------------------------------
                             1996         1995         1994        1993        1992
                          -----------  -----------  -----------  ---------  ----------
                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS
 DATA:
Interest income.........  $ 1,350,698  $ 1,357,131  $ 1,136,862  $ 980,111  $1,243,664
Interest expense........      889,403      947,505      707,785    589,939     753,288
                          -----------  -----------  -----------  ---------  ----------
Net interest income.....      461,295      409,626      429,077    390,172     490,376
Provision for loan
 losses.................       41,000       39,650       55,799     95,489     103,684
                          -----------  -----------  -----------  ---------  ----------
Net interest income
 after provision for
 loan losses............      420,295      369,976      373,278    294,683     386,692
                          -----------  -----------  -----------  ---------  ----------
Non-interest income:
 Banking service fees...       27,373       22,325       19,953     19,269      18,677
 Loan servicing fees,
  net...................       30,356       30,452       28,213     30,001      32,270
 Securities and
  insurance brokerage
  fees..................       21,064       15,532       16,885     22,336      22,111
 Net (losses) gains on
  sales activities......      (12,716)     (12,415)       2,925     36,606      28,544
 Other..................       12,391       10,273       11,291     14,313      17,112
                          -----------  -----------  -----------  ---------  ----------
Total non-interest
 income.................       78,468       66,167       79,267    122,525     118,714
                          -----------  -----------  -----------  ---------  ----------
Non-interest expense:
 General and
  administrative
  expense...............      292,795      285,901      294,474    294,755     323,122
 SAIF recapitalization
  assessment............       26,280          --           --         --          --
 Other real estate owned
  expense, net..........       10,072       12,892       11,013     77,393      50,204
 Amortization of
  mortgage servicing
  rights................       11,872       12,107        9,664     19,884      26,650
 Restructuring and
  merger-related
  expense...............        3,504       15,331       58,258      4,000       3,000
                          -----------  -----------  -----------  ---------  ----------
Total non-interest
 expense................      344,523      326,231      373,409    396,032     402,976
                          -----------  -----------  -----------  ---------  ----------
Minority interest-
 preferred stock
 dividends of
 subsidiary.............          --           --        11,433      1,312         --
                          -----------  -----------  -----------  ---------  ----------
Income before income tax
 expense (benefit),
 extraordinary item and
 cumulative effect of a
 change in accounting
 principle..............      154,240      109,912       67,703     19,864     102,430
Income tax expense
 (benefit)..............       49,984       47,727      (53,138)   (68,959)     41,642
                          -----------  -----------  -----------  ---------  ----------
Income before
 extraordinary item and
 cumulative effect of a
 change in accounting
 principle..............      104,256       62,185      120,841     88,823      60,788
Extraordinary item-loss
 on early extinguishment
 of debt................          --           --           --         --       (2,760)
Cumulative effect of a
 change in accounting
 principle for goodwill,
 securities available
 for sale and mortgage
 servicing rights,
 respectively...........          --           --       (92,887)    (1,187)     (7,066)
                          -----------  -----------  -----------  ---------  ----------
Net income..............  $   104,256  $    62,185  $    27,954  $  87,636  $   50,962
                          ===========  ===========  ===========  =========  ==========
Net income attributable
 to common stock........  $   104,256  $    62,185  $    27,954  $  87,636  $   39,403
                          ===========  ===========  ===========  =========  ==========

                      DIME BANCORP, INC. AND SUBSIDIARIES
                SELECTED CONSOLIDATED FINANCIAL DATA (CONTINUED)

                                    AT OR FOR THE YEARS ENDED DECEMBER 31,
                          ---------------------------------------------------------------
                             1996         1995         1994         1993         1992
                          -----------  -----------  -----------  -----------  -----------
                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
PRIMARY AND FULLY
 DILUTED EARNINGS PER
 COMMON SHARES:
Primary:
 Income before
  extraordinary item and
  cumulative effect of a
  change in accounting
  principle.............  $      0.96  $      0.57  $      1.12  $      0.91  $      0.89
 Extraordinary item.....          --           --           --           --         (0.05)
 Cumulative effect of a
  change in accounting
  principle.............          --           --         (0.86)       (0.01)       (0.13)
                          -----------  -----------  -----------  -----------  -----------
 Net Income.............  $      0.96  $      0.57  $      0.26  $      0.90  $      0.71
                          ===========  ===========  ===========  ===========  ===========
Fully Diluted:
 Income before
  extraordinary item and
  cumulative effect of a
  change in accounting
  principle.............  $      0.95  $      0.57  $      1.12  $      0.91  $      0.89
 Extraordinary item.....          --           --           --           --         (0.05)
 Cumulative effect of a
  charge in accounting
  principle.............          --           --         (0.86)       (0.01)       (0.13)
                          -----------  -----------  -----------  -----------  -----------
 Net Income.............  $      0.95  $      0.57  $      0.26  $      0.90  $      0.71
                          ===========  ===========  ===========  ===========  ===========
AVERAGE COMMON SHARES
 OUTSTANDING (IN
 THOUSANDS):
Primary.................      109,097      109,742      107,668       97,153       55,344
Fully diluted...........      109,249      109,682      107,700       97,367       55,386
FINANCIAL CONDITION DATA
 AT DECEMBER 31:
Total assets............  $18,870,108  $20,326,620  $19,647,937  $18,098,984  $16,680,405
Securities available for
 sale...................    2,589,572    4,070,865      530,714      658,204      898,279
Securities held to
 maturity...............    4,363,971    5,085,736    8,609,897    8,159,747    6,678,036
Loans receivable........   10,738,057    9,830,313    9,351,622    7,906,573    7,629,100
Allowance for loan
 losses.................      106,495      128,295      170,383      157,515      248,429
Deposits................   12,856,739   12,572,203   12,811,269   11,091,362   13,039,885
Borrowed funds..........    4,815,191    6,614,552    5,758,734    5,850,575    2,888,269
Stockholders' equity....    1,022,337      976,530      905,125      904,982      635,843
ASSET QUALITY AT
 DECEMBER 31:
Non-performing assets...  $   244,845  $   315,800  $   415,866  $   641,743  $ 1,010,877
Non-performing assets to
 total assets...........         1.30%        1.55%        2.12%        3.55%        6.06%
Non-accrual loans to
 loans receivable.......         1.78         2.60         3.66         3.68        10.19
Allowance for loan
 losses to loans
 receivable.............         0.99         1.31         1.82         1.99         3.26
Allowance for loan
 losses to non-accrual
 loans..................        55.58        50.29        49.84        54.14        31.97
OTHER DATA:
Book value per common
 share(1)...............  $      9.76  $      9.03  $      8.43  $      8.48  $      8.79
Tangible book value per
 common share(1)........         9.67         8.94         8.39         7.59         6.81
Net interest margin for
 the year...............         2.40%        2.07%        2.36%        2.47%        2.91%
Return on average
 assets.................         0.52         0.30         0.15         0.53         0.29
Return on average
 stockholders' equity...        10.36         6.56         3.25        11.02         8.21
Average stockholders'
 equity to average
 assets.................         5.05         4.62         4.57         4.82         3.52
Stockholders' equity to
 total assets...........         5.42         4.80         4.61         5.00         3.81
Loans serviced for
 others.................  $11,036,624  $ 9,514,560  $ 8,713,047  $ 8,265,354  $ 9,039,183

--------
Notes:
(1) For 1995, 1994 and 1993, the computation assumes the exercise of a warrant issued to the FDIC in July 1993 to acquire 8.4 million shares of the Corporation's common stock at $0.01 per share. This warrant actually was exercised in May 1996.

                                USE OF PROCEEDS

  All the proceeds from the sale of Series A Capital Securities will be invested by the Series A Issuer in Series A Subordinated Debentures. The Corporation intends that the proceeds from the sale of such Series A Subordinated Debentures will be added to its general corporate funds and will be used for general corporate purposes.

                             ACCOUNTING TREATMENT

  For financial reporting purposes, the Series A Issuer will be treated as a subsidiary of the Corporation and, accordingly, the accounts of the Series A Issuer will be included in the consolidated financial statements of the Corporation. The Series A Capital Securities will be presented as a separate line item in the consolidated balance sheets of the Corporation, entitled "Guaranteed Preferred Beneficial Interests in Corporation's Junior Subordinated Deferrable Interest Debentures" and appropriate disclosures about the Series A Capital Securities, the Series A Guarantee and the Series A Subordinated Debentures will be included in the notes to the consolidated financial statements. For financial reporting purposes, the Corporation will record Distributions payable on the Series A Capital Securities as an expense in the consolidated statements of income.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Corporation and its subsidiaries as of December 31, 1996 and as adjusted to give effect to the consummation of the offering of the Series A Capital Securities. The following data should be read in conjunction with the consolidated financial statements and notes thereto of the Corporation and its subsidiaries incorporated herein by reference.

                                                          DECEMBER 31, 1996
                                                        -----------------------
                                                          ACTUAL    AS ADJUSTED
                                                        ----------  -----------
                                                            (IN THOUSANDS)
   Total Long-term Debt................................ $  906,514   $ 906,514
   Guaranteed Preferred Beneficial Interests in
    Corporation's Junior Subordinated Deferrable
    Interest Debentures(a).............................        --      150,000
   Stockholders' Equity:
     Common Stock......................................      1,083       1,083
     Additional Paid-In Capital........................    914,386     914,386
     Retained Earnings.................................    158,956     158,956
     Treasury Stock, at Cost...........................    (51,498)    (51,498)
     Net Unrealized Gain on Securities Available for
      Sale, Net of Related Income Taxes................         22          22
     Unearned Compensation.............................       (612)       (612)
       Total Stockholders' Equity......................  1,022,337   1,172,927
                                                        ----------   ---------
         Total Capitalization.......................... $1,928,851   $
                                                        ==========   =========

--------
(a) As described herein, the assets of the Series A Issuer will be $154,639,175 of % Series A Subordinated Debentures, issued by the Corporation to the Series A Issuer. The Series A Subordinated Debentures
    will mature on    , 2027 (which date may be shortened to a date not
    earlier than    , 2012 in certain circumstances as described under
    "Certain Terms of Series A Subordinated Debentures--Conditional Right to Shorten Maturity or Redeem upon a Tax Event or Capital Treatment Event" upon the occurrence of a Tax Event or a Capital Treatment Event if certain conditions are met). The Corporation owns all of the Series A Common Securities of the Series A Issuer, which accrue distributions at the rate of % per annum.

                 CERTAIN TERMS OF SERIES A CAPITAL SECURITIES

GENERAL

  The following summary of certain terms and provisions of the Series A Capital Securities supplements the description of the terms and provisions of the Capital Securities set forth in the accompanying Prospectus under the heading "Description of Preferred Securities," to which description reference is hereby made. This summary of certain terms and provisions of the Series A Capital Securities, which describes the material provisions thereof, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Trust Agreement. The form of the Trust Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus Supplement and accompanying Prospectus form a part.

DISTRIBUTIONS

  The Series A Capital Securities represent beneficial interests in the Series A Issuer, and Distributions on the Series A Capital Securities will be payable
at an annual rate equal to    % of the stated Liquidation Amount of $1,000,
payable semi-annually in arrears on     and     of each year (each a
"Distribution Date"), to the holders of the Series A Capital Securities at the close of business on the fifteenth day (whether or not a Business Day (as defined in the accompanying Prospectus)) next preceding the relevant
Distribution Date. Distributions will accumulate from    , 1997. The first
Distribution Date for the Series A Capital Securities will be    , 1997. The
amount of Distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any Distribution Date is not a Business Day, then payment of the Distributions payable on such date will be made on the next succeeding day that is a Business Day (and without any additional Distributions or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the date such payment was originally payable. The Paying Agent for the Series A Capital Securities shall initially be The Chase Manhattan Bank. See "Description of Preferred Securities--Distributions" in the accompanying Prospectus.

  So long as no event of default under the Indenture has occurred and is continuing, the Corporation has the right under the Indenture to defer payment of interest on the Series A Subordinated Debentures at any time or from time to time for a period not exceeding ten consecutive semi-annual periods with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Series A Subordinated Debentures. As a consequence of any such deferral of interest payments by the Corporation, semi-annual Distributions on the Series A Capital Securities will also be deferred by the Series A Issuer during any such Extension Period. Distributions to which holders of the Series A Capital Securities are entitled will accumulate additional Distributions thereon at a rate per annum equal to
   % thereof, compounded semi-annually from the relevant Distribution Date. The term "Distributions" as used herein shall include any such additional Distributions. During any such Extension Period, the Corporation may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Corporation's capital stock or (ii) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Corporation that rank pari passu in all respects with or junior in interest to the Series A Subordinated Debentures, subject to certain exceptions described herein. See "Certain Terms of Series A Subordinated Debentures--Option to Defer Interest Payments." Prior to the termination of any such Extension Period, the Corporation may further defer the payment of interest on the Series A Subordinated Debentures, provided that no Extension Period may exceed ten consecutive semi-annual periods or extend beyond the Stated Maturity of the Series A Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all interest then accrued and unpaid (together with interest thereon at a rate equal to % per annum, compounded semi-annually, to the extent permitted by applicable law), the Corporation may elect to begin a new Extension Period. There is no limitation on the number of times that the Corporation may elect to begin an Extension Period. See "Certain Federal Income Tax Consequences--Original Issue Discount."

  The Corporation has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Series A Subordinated Debentures.

REDEMPTION

  Upon the repayment or redemption, in whole or in part, of the Series A Subordinated Debentures, whether at Stated Maturity or upon earlier redemption as provided in the Indenture, the proceeds from such repayment or redemption shall be applied by the Property Trustee to redeem a Like Amount (as defined in the accompanying Prospectus) of the Series A Securities, upon not less than 30 nor more than 60 days notice prior to the date fixed for repayment or redemption, at a redemption price, with respect to the Series A Capital Securities (the "Redemption Price"), equal to the aggregate Liquidation Amount of such Series A Capital Securities plus accumulated and unpaid Distributions thereon to the date of redemption (the "Redemption Date") and the related amount of the premium, if any, paid by the Corporation upon the concurrent redemption of such Series A Subordinated Debentures. If less than all of the Series A Subordinated Debentures are to be repaid or redeemed on a Redemption Date, then the proceeds from such repayment or redemption, including any premium paid by the Corporation, shall be allocated to the redemption pro rata of the Series A Capital Securities and the Series A Common Securities.

  The Corporation has the right to redeem the Series A Subordinated Debentures
(i) on or after    , 2007, in whole at any time or in part from time to time,
(ii) at any time, in certain circumstances as described under "Certain Terms of Series A Subordinated Debentures--Conditional Right to Shorten Maturity or Redeem upon a Tax Event or Capital Treatment Event," in whole (but not in part), within 90 days following the occurrence of a Tax Event or a Capital
Treatment Event, or (iii) on or after       , 2002, in certain circumstances
as described under "Risk Factors--Imposition of Holding Company Capital Rules," in whole (but not in part), if the Corporation is not then subject to the Holding Company Capital Rules. A redemption of the Series A Subordinated Debentures would cause a mandatory redemption of Series A Capital Securities and Series A Common Securities.

  The Redemption Price, in the case of a redemption under (i) above, shall equal the following prices, expressed as percentages of the Liquidation Amount, together with accrued and unpaid Distributions to but excluding the
Redemption Date, if redeemed during the 12-month period beginning    :

                                                                      REDEMPTION
      YEAR                                                              PRICE
      ----                                                            ----------
      2007...........................................................
      2008...........................................................
      2009...........................................................
      2010...........................................................
      2011...........................................................
      2012...........................................................
      2013...........................................................
      2014...........................................................
      2015...........................................................
      2016...........................................................

and at 100% on or after    , 2017.

  The Redemption Price, in the case of a redemption under (ii) above, shall equal, for each Series A Capital Security, the Tax/Capital Make-Whole Amount for a corresponding $1,000 principal amount of Series A Subordinated Debentures together with accrued Distributions to but excluding the Redemption Date. The "Tax/Capital Make-Whole Amount" shall be equal to the greater of (i) 100% of the principal amount of such Series A Subordinated Debentures or (ii) as determined by a Quotation Agent (as defined below) as of the Redemption Date, the sum of the present values of the principal amount and premium payable as part of the

Redemption Price with respect to an optional redemption of such Series A
Subordinated Debentures on    , 2007, together with scheduled payments of
interest from the Redemption Date to    , 2007 (the "Remaining Life"), in each
case discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of 30-day months) at the Adjusted Tax/Capital Treasury Rate (as defined below).

  The Redemption Price, in the case of a redemption under (iii) above, shall equal, for each Series A Capital Security, the Regulatory Make-Whole Amount for a corresponding $1,000 principal amount of Series A Subordinated Debentures together with accrued Distributions to but excluding the Redemption Date. The "Regulatory Make-Whole Amount" shall be equal to the greater of (i) 100% of the principal amount of such Series A Subordinated Debentures or (ii) as determined by a Quotation Agent as of the Redemption Date, the sum of the present values of the principal amount and premium payable as part of the Redemption Price with respect to an optional redemption of such Series A
Subordinated Debentures on       , 2007, together with scheduled payments of
interest for the Remaining Life, in each case discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of 30-day months) at the Adjusted Regulatory Treasury Rate (as defined below).

    "Adjusted Regulatory Treasury Rate" means, with respect to any Redemption
  Date, the Treasury Rate (as defined below) plus   %.

    "Adjusted Tax/Capital Treasury Rate" means, with respect to any Redemption Date, the Treasury Rate (as defined below) plus (i) % if such
  Redemption Date occurs on or before    , 1998 or (ii)   % if such
  Redemption Date occurs after    , 1998.

    "Treasury Rate" means (i) the yield, under the heading which represents the average for the immediately prior week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Remaining Life (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Remaining Life shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third Business Day preceding the Redemption Date.

    "Comparable Treasury Issue" means, with respect to any Redemption Date, the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the Remaining Life that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life. If no United States Treasury security has a maturity which is within a period from three months before to three months
  after      , 2007, the two most closely corresponding United States
  Treasury securities shall be used as the Comparable Treasury Issue, and the Treasury Rate shall be interpolated and extrapolated on a straight-line basis, rounding to the nearest month using such securities.

    "Quotation Agent" means Merrill Lynch, Pierce, Fenner & Smith
  Incorporated and its successors; provided, however, that if the foregoing shall cease to be a primary United States Government securities dealer in New York City (a "Primary Treasury Dealer"), the Corporation shall substitute therefor another Primary Treasury Dealer.

    "Reference Treasury Dealer" means (i) the Quotation Agent and (ii) any other Primary Treasury Dealer selected by the Debenture Trustee after consultation with the Corporation.

    "Comparable Treasury Price" means (i) the average of five Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Debenture Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

    "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Debenture Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Debenture Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such Redemption Date.

LIQUIDATION OF SERIES A ISSUER AND DISTRIBUTION OF SERIES A SUBORDINATED DEBENTURES TO HOLDERS

  The Corporation will have the right at any time to liquidate the Series A Issuer and cause the Series A Subordinated Debentures to be distributed to the holders of the Series A Capital Securities in exchange therefor upon liquidation of the Series A Issuer.

  Under current United States federal income tax law, a distribution of Series A Subordinated Debentures in exchange for Series A Capital Securities should not be a taxable event to holders of the Series A Capital Securities. Should there be a change in law, a change in legal interpretation, a Tax Event or other circumstances, however, the distribution of the Series A Subordinated Debentures could be a taxable event to holders of the Series A Capital Securities. See "Certain Federal Income Tax Consequences--Distribution of Series A Subordinated Debentures to Holders of Series A Capital Securities."

  If the Corporation elects to liquidate the Series A Issuer and thereby causes the Series A Subordinated Debentures to be distributed to holders of the Series A Capital Securities in exchange therefor upon liquidation of the Series A Issuer, the Corporation shall continue to have the right to redeem the Series A Subordinated Debentures in circumstances as described under "Certain Terms of Series A Subordinated Debentures--Redemption."

LIQUIDATION VALUE

  The amount payable on the Series A Capital Securities in the event of any liquidation of the Series A Issuer is $1,000 per Series A Capital Security plus accumulated and unpaid Distributions, which may be in the form of a distribution of a Like Amount in Series A Subordinated Debentures, subject to certain exceptions. See "Description of Preferred Securities--Liquidation Distribution Upon Termination" in the accompanying Prospectus.

REGISTRATION OF SERIES A CAPITAL SECURITIES

  The Series A Capital Securities will be represented by global certificates registered in the name of DTC or its nominee. Beneficial interests in the Series A Capital Securities will be shown on, and transfers thereof will be effected only through, records maintained by Participants in DTC (as defined in the accompanying Prospectus). Except as described below and in the accompanying Prospectus, Series A Capital Securities in certificated form will not be issued in exchange for the global certificates. See "Book-Entry Issuance" in the accompanying Prospectus.

  A global security shall be exchangeable for Series A Capital Securities registered in the names of persons other than DTC or its nominee only if (i) DTC notifies the Series A Issuer that it is unwilling or unable to continue as a depositary for such global security and no successor depositary shall have been appointed, or if at any time DTC ceases to be a clearing agency registered under the Exchange Act, at a time when DTC is required to be so registered to act as such depositary, (ii) the Series A Issuer in its sole discretion determines that such global security shall be so exchangeable, or
(iii) there shall have occurred and be continuing an event of default under the Indenture with respect to the Series A Subordinated Debentures. Any global security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in such names as DTC shall direct. It is expected that such instructions will be based upon directions received by DTC from its Participants with respect to ownership of beneficial interests in such global security. In the event that Series A Capital Securities are issued in definitive form, such Series A Capital Securities will be in denominations of $1,000 and integral multiples thereof and may be transferred or exchanged at the offices described below.

  Payments on Series A Capital Securities represented by a global security will be made to DTC, as the depositary for the Series A Capital Securities. In the event Series A Capital Securities are issued in certificated form, the Liquidation Amount and Distributions will be payable, the transfer of the Series A Capital Securities will be registrable, and Series A Capital Securities will be exchangeable for Series A Capital Securities of other denominations of a like aggregate Liquidation Amount, at the corporate trust office of the Property Trustee in New York, New York, or at the offices of any paying agent or transfer agent appointed by the Administrative Trustees, provided that payment of any Distribution may be made at the option of the Administrative Trustees by check mailed to the address of the persons entitled thereto or by wire transfer. In addition, if the Series A Capital Securities are issued in certificated form, the record dates for payment of Distributions will be the 15th day of the month in which the relevant Distribution payment is scheduled to be made. For a description of DTC and the terms of the depositary arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance" in the accompanying Prospectus.

               CERTAIN TERMS OF SERIES A SUBORDINATED DEBENTURES

GENERAL

  The following summary of certain terms and provisions of the Series A Subordinated Debentures supplements the description of the terms and provisions of the Junior Subordinated Debentures set forth in the accompanying Prospectus under the heading "Description of Junior Subordinated Debentures," to which description reference is hereby made. The summary of certain terms and provisions of the Series A Subordinated Debentures set forth below, which describes the material provisions thereof, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture. The form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus Supplement and accompanying Prospectus form a part.

  Concurrently with the issuance of the Series A Capital Securities, the Series A Issuer will invest the proceeds thereof, together with the consideration paid by the Corporation for the Series A Common Securities, in the Series A Subordinated Debentures issued by the Corporation. The Series A Subordinated Debentures will bear interest at an annual rate equal to % of
the principal amount thereof, payable semi-annually in arrears on        and
        of each year (each, an "Interest Payment Date"), commencing    , 1997,
to the person in whose name each Series A Subordinated Debenture is registered, subject to certain exceptions, at the close of business on the fifteenth day (whether or not a Business Day) next preceding such Interest Payment Date. It is anticipated that, until the liquidation, if any, of the Series A Issuer, the Series A Subordinated Debentures will be held in the name of the Property Trustee in trust for the benefit of the holders of the Series A Securities. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any Interest Payment Date is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the date such payment was originally payable. Accrued interest that is not paid on the applicable Interest Payment Date will bear additional interest on the amount thereof (to
the extent permitted by law) at a rate per annum equal to    % thereof,
compounded semi-annually from the relevant Interest Payment Date. The term "interest" as used herein shall include semi-annual interest payments, interest on semi-annual interest payments not paid on the applicable Interest Payment Date and Additional Sums (as defined below), as applicable.

  The Series A Subordinated Debentures will be issued as a series of junior subordinated deferrable interest debentures under the Indenture. The Series A
Subordinated Debentures will mature on    , 2027. Such maturity may be
shortened by the Corporation in certain circumstances upon the occurrence of a Tax Event or a Capital Treatment Event as described under "--Conditional Right to Shorten Maturity or Redeem upon a Tax Event or Capital Treatment Event."

  The Series A Subordinated Debentures will be unsecured and will rank junior and be subordinate in right of payment to all Senior Debt of the Corporation. See "Description of Junior Subordinated Debentures--Subordination" in the accompanying Prospectus. Substantially all of the Corporation's existing indebtedness constitutes Senior Debt. Because the Corporation is a holding company, the right of the Corporation to participate in any distribution of assets of any subsidiary, including the Bank, upon such subsidiary's liquidation or reorganization or otherwise (and thus the ability of holders of the Series A Capital Securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary, except to the extent that the Corporation may itself be recognized as a creditor of that subsidiary. Accordingly, the Series A Subordinated Debentures will be effectively subordinated to all existing and future liabilities of the Corporation's subsidiaries, and holders of Series A Subordinated Debentures should look only to the assets of the Corporation for payments on the Series A Subordinated Debentures. The Indenture does not limit the incurrence or issuance of other secured or unsecured debt of the Corporation, including Senior Debt, whether under the Indenture or any existing or other indenture that the Corporation may enter into in the future or otherwise. See "Description of Junior Subordinated Debentures--Subordination" in the accompanying Prospectus.

OPTION TO DEFER INTEREST PAYMENTS

  So long as no event of default under the Indenture has occurred and is continuing, the Corporation has the right under the Indenture at any time or from time to time during the term of the Series A Subordinated Debentures to defer payment of interest on the Series A Subordinated Debentures for a period not exceeding ten consecutive semi-annual periods with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Series A Subordinated Debentures. At the end of such Extension Period, the Corporation must pay all interest then accrued and unpaid on the Series A Subordinated Debentures (together with interest on such
unpaid interest at an annual rate equal to    %, compounded semi-annually from
the relevant Interest Payment Date, to the extent permitted by applicable law). During an Extension Period, interest will continue to accrue and holders of Series A Subordinated Debentures (or holders of Series A Capital Securities while such series is outstanding) will be required to accrue interest income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences--Original Issue Discount."

  During any such Extension Period, the Corporation may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Corporation's capital stock or
(ii) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Corporation (including other Junior Subordinated Debentures) that rank pari passu in all respects with or junior in interest to the Series A Subordinated Debentures (other than (a) repurchases, redemptions or other acquisitions of shares of capital stock of the Corporation in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of capital stock of the Corporation (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable Extension Period, (b) as a result of any exchange or conversion of any class or series of the Corporation's capital stock (or any capital stock of a subsidiary of the Corporation) for any class or series of the Corporation's capital stock or of any class or series of the Corporation's indebtedness for any class or series of the Corporation's capital stock, (c) the purchase of fractional interests in shares of the Corporation's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (d) any declaration of a dividend in connection with any stockholder's rights plan, or the issuance of rights, stock or other property under any stockholder's rights plan, or the redemption or repurchase of rights pursuant thereto, or (e) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks pari passu with or junior to such stock). Prior to the termination of any such Extension Period, the Corporation may further defer the payment of interest on the Series A Subordinated Debentures, provided that no Extension Period may exceed ten consecutive semi-annual periods or extend beyond the Stated Maturity of the Series A Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all interest then accrued and unpaid (together with interest thereon at a rate equal to % per annum compounded semi-annually, to the extent permitted by applicable law), the Corporation may elect to begin a new Extension Period subject to the above requirements. No interest shall be due and payable during an Extension Period, except at the end thereof. The Corporation must give the Property Trustee, the Administrative Trustees and the Debenture Trustee notice of its election to begin such Extension Period at least one Business Day prior to the earlier of (i) the date interest on the Series A Subordinated Debentures would have been payable except for the election to begin such Extension Period or (ii) the date the Administrative Trustees are required to give notice to any applicable stock exchange or automated quotation system on which the Series A Capital Securities are then listed or quoted or to holders of Series A Subordinated Debentures of the record date or (iii) the date such interest is payable, but in any event not less than one Business Day prior to such record date. The Debenture Trustee shall give notice of the Corporation's election to begin a new Extension Period to the holders of the Series A Subordinated Debentures. There is no limitation on the number of times that the Corporation may elect to begin an Extension Period. See "Description of Junior Subordinated Debentures--Option to Defer Interest Payments" in the accompanying Prospectus.

ADDITIONAL SUMS

  If the Series A Issuer is required to pay any additional taxes, duties or other governmental charges as a result of a Tax Event, the Corporation will pay as additional amounts on the Series A Subordinated Debentures such amounts ("Additional Sums") as shall be required so that the Distributions payable by the Series A Issuer shall not be reduced as a result of any such additional taxes, duties or other governmental charges.

REDEMPTION

  The Series A Subordinated Debentures are redeemable prior to maturity at the
option of the Corporation (i) on or after     , 2007, in whole at any time or
in part from time to time, (ii) at any time, in certain circumstances as described under "Certain Terms of Series A Subordinated Debentures-- Conditional Right to Shorten Maturity or Redeem upon a Tax Event or Capital Treatment Event," in whole (but not in part) within 90 days following the occurrence of a Tax Event or a Capital Treatment Event, or (iii) on or after
      , 2002, in certain circumstances as described under "Risk Factors-- Imposition of Holding Company Capital Rules," in whole (but not in part) if the Corporation is not then subject to the Holding Company Capital Rules. The proceeds of any such redemption will be used by the Series A Issuer to redeem the Series A Securities.

  The Redemption Price, in the case of a redemption under (i) above, shall equal the following prices, expressed as percentages of the principal amount, together with accrued and unpaid interest to but excluding the Redemption
Date, if redeemed during the 12-month period beginning      :

                                                                      REDEMPTION
      YEAR                                                              PRICE
      ----                                                            ----------
      2007...........................................................
      2008...........................................................
      2009...........................................................
      2010...........................................................
      2011...........................................................
      2012...........................................................
      2013...........................................................
      2014...........................................................
      2015...........................................................
      2016...........................................................

and at 100% on or after      , 2017.

  The Redemption Price, in the case of a redemption under (ii) or (iii) above, shall be equal to the Tax/Capital Make-Whole Amount or the Regulatory Make-Whole Amount, respectively (each as defined under "Certain Terms of Series A Capital Securities--Redemption"), together with accrued and unpaid interest thereon to but excluding the Redemption Date.

DISTRIBUTION OF SERIES A SUBORDINATED DEBENTURES

  As described under "Certain Terms of Series A Capital Securities-- Liquidation of Series A Issuer and Distribution of Series A Subordinated Debentures to Holders," under certain circumstances involving the termination of the Series A Issuer, Series A Subordinated Debentures may be distributed to the holders of the Series A Capital Securities in exchange therefor upon liquidation of the Series A Issuer after satisfaction of liabilities to creditors of the Series A Issuer as provided by applicable law. If distributed to holders of Series A Capital Securities, the Series A Subordinated Debentures will initially be issued in the form of one or more global securities and DTC, or any successor depositary for the Series A Capital Securities, will act as depositary for the Series A Subordinated Debentures. It is anticipated that the depositary arrangements for the Series A Subordinated Debentures would be substantially identical to those in effect for the Series A Capital Securities. If Series A Subordinated Debentures are distributed to the holders of Series A Capital Securities in exchange therefor upon liquidation of the Series A Issuer, the Corporation will use its best efforts to include the Series A Subordinated Debentures on such stock exchanges or automated quotation system, if any, on which the Series A Capital Securities are then listed or quoted. There can be no assurance as to the market price of any Series A Subordinated Debentures that may be distributed to the holders of Series A Capital Securities.

CONDITIONAL RIGHT TO SHORTEN MATURITY OR REDEEM UPON A TAX EVENT OR CAPITAL TREATMENT EVENT

  If a Tax Event or a Capital Treatment Event occurs and either (i) in the opinion of counsel to the Corporation experienced in such matters, there would in all cases, after effecting the termination of the Series A Issuer and the distribution of the Series A Subordinated Debentures to the holders of the Series A Capital Securities in exchange therefor upon liquidation of the Series A Issuer, be more than an insubstantial risk that an Adverse Tax Consequence (as defined in "Risk Factors--Tax Event or Capital Treatment Event--Exchange of Series A Capital Securities for Series A Subordinated Debentures, Shortening of Maturity of Series A Subordinated Debentures or Redemption") would continue to exist, (ii) in the reasonable determination of the Corporation, there would in all cases, after effecting the termination of the Series A Issuer and distribution of the Series A Subordinated Debentures to the holders of the Series A Capital Securities in exchange therefor upon liquidation of the Series A Issuer, be more than an insubstantial risk that the Corporation will not be entitled to treat an amount equal to the Liquidation Amount of the Series A Capital Securities as "Tier 1 Capital" (or the equivalent thereof, if applicable) or (iii) the Series A Subordinated Debentures are not held by the Series A Issuer, then the Corporation shall have the right (a) to shorten the Stated Maturity of the Series A Subordinated Debentures to the minimum extent required, but in any event to a date not
earlier than     , 2012 (the action referred to in this clause (a) being
referred to herein as a "Maturity Advancement"), such that, in the opinion of counsel to the Corporation experienced in such matters, after advancing the Stated Maturity, interest paid on the Series A Subordinated Debentures will be deductible for United States federal income tax purposes, or (b) if either (x) in the opinion of counsel to the Corporation experienced in such matters, there would in all cases, after affecting a Maturity Advancement, be more than an insubstantial risk that an Adverse Tax Consequence would continue to exist or (y) in the reasonable determination of the Corporation, there would in all cases, after effecting a Maturity Advancement, be more than an insubstantial risk that the Corporation will not be entitled to treat an amount equal to the Liquidation Amount of the Series A Capital Securities as "Tier 1 Capital" (or the equivalent thereof, if applicable) for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to the Corporation, to redeem the Series A Subordinated Debentures, in whole but not in part, at any time within 90 days following the occurrence of the Tax Event or Capital Treatment Event at a Redemption Price equal to the Tax/Capital Make-Whole Amount. See "Certain Terms of Series A Capital Securities-- Liquidation of Series A Issuer and Distribution of Series A Subordinated Debentures to Holders" and "--Redemption" and "Certain Terms of Series A Subordinated Debentures--General" and "--Redemption."

  Holders of Series A Capital Securities should consult their own tax advisors regarding the tax consequences to them of a Maturity Advancement.

  See "Certain Federal Income Tax Consequences--Possible Tax Law Changes" for a discussion of certain legislative proposals that, if adopted, could give rise to a Tax Event, which may permit the Corporation to shorten the Stated Maturity of the Series A Subordinated Debentures or to cause a redemption of
the Series A Capital Securities prior to      , 2007.

REGISTRATION OF SERIES A SUBORDINATED DEBENTURES

  The Series A Subordinated Debentures will be represented by global certificates registered in the name of DTC or its nominee. Beneficial interests in the Series A Subordinated Debentures will be shown on, and transfers thereof will be effected only through, records maintained by Participants in DTC. Except as described below and in the accompanying Prospectus, Series A Subordinated Debentures in certificated form will not be issued in exchange for the global certificates. See "Book-Entry Issuance" in the accompanying Prospectus.

  A global security shall be exchangeable for Series A Subordinated Debentures registered in the names of persons other than DTC or its nominee only if (i) DTC notifies the Corporation that it is unwilling or unable to continue as a depositary for such global security and no successor depositary shall have been appointed, or if at any time DTC ceases to be a clearing agency registered under the Exchange Act, at a time when DTC is required to be so registered to act as such depositary, (ii) the Corporation in its sole discretion determines that such global security shall be so exchangeable, or
(iii) there shall have occurred and be continuing an event of default under the Indenture with respect to the Series A Subordinated Debentures. Any global security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in such names as DTC shall direct. It is expected that such instructions will be based upon directions received by DTC from its Participants with respect to ownership of beneficial interests in such global security. In the event that Series A Subordinated Debentures are issued in definitive form, such Series A Subordinated Debentures will be in denominations of $1,000 and integral multiples thereof and may be transferred or exchanged at the offices described below.

  Payments on Series A Subordinated Debentures represented by a global security will be made to DTC, as the depositary for the Series A Subordinated Debentures. In the event Series A Subordinated Debentures are issued in certificated form, principal and interest will be payable, the transfer of the Series A Subordinated Debentures will be registrable, and Series A Subordinated Debentures will be exchangeable for Series A Subordinated Debentures of other denominations of a like aggregate principal amount, at the corporate office of the Debenture Trustee in New York, New York, or at the offices of any paying agent or transfer agent appointed by the Corporation, provided that payment of interest may be made at the option of the Corporation by check mailed to the address of the persons entitled thereto or by wire transfer. In addition, if the Series A Subordinated Debentures are issued in certificated form, the record dates for payment of interest will be the 15th day of the last month of each semi-annual period. For a description of DTC and the terms of the depositary arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance" in the accompanying Prospectus.

                      CERTAIN TERMS OF SERIES A GUARANTEE

  The Series A Guarantee guarantees to the holders of the Series A Capital Securities the following payments, to the extent not paid by the Series A
Issuer: (i) any accumulated and unpaid Distributions required to be paid on the Series A Capital Securities, to the extent that the Series A Issuer has funds on hand available therefor at such time; (ii) the Redemption Price with respect to any Series A Capital Securities called for redemption, to the extent that the Series A Issuer has funds on hand available therefor at such time; and (iii) upon a voluntary or involuntary dissolution, winding-up or liquidation of the Series A Issuer (unless the Series A Subordinated Debentures are distributed to holders of the Series A Capital Securities), the lesser of (a) the aggregate of the

Liquidation Amount and all accumulated and unpaid Distributions to the date of payment, to the extent that the Series A Issuer has funds on hand available therefor at such time, and (b) the amount of assets of the Series A Issuer remaining available for distribution to holders of the Series A Capital Securities after payment of creditors of the Series A Issuer as required by applicable law. The Series A Guarantee will be qualified as an indenture under the Trust Indenture Act. The Chase Manhattan Bank will act as the Guarantee Trustee for the purpose of compliance with the Trust Indenture Act and will hold the Series A Guarantee for the benefit of the holders of the Series A Capital Securities. The Chase Manhattan Bank will also act as Debenture Trustee for the Series A Subordinated Debentures and as Property Trustee. Chase Manhattan Bank Delaware will act as Delaware Trustee.

  The holders of not less than a majority in aggregate Liquidation Amount of the Series A Capital Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect to the Series A Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Series A Guarantee. Any holder of the Series A Capital Securities may institute a legal proceeding directly against the Corporation to enforce its rights under the Series A Guarantee without first instituting a legal proceeding against the Series A Issuer, the Guarantee Trustee or any other person or entity. If the Corporation were to default on its obligation to pay amounts payable under the Series A Subordinated Debentures, the Series A Issuer would lack funds for the payment of Distributions or amounts payable on redemption of the Series A Capital Securities or otherwise, and, in such event, holders of the Series A Capital Securities would not be able to rely upon the Series A Guarantee for payment of such amounts. Instead, if any event of default under the Indenture shall have occurred and be continuing and such event is attributable to the failure of the Corporation to pay interest or premium, if any, on or principal of the Series A Subordinated Debentures on the applicable Interest Payment Date, then a holder of Series A Capital Securities may institute a Direct Action against the Corporation pursuant to the terms of the Indenture for enforcement of payment to such holder of the principal of or interest or premium, if any, on such Series A Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Series A Capital Securities of such holder. In connection with such Direct Action, the Corporation will have a right to set-off under the Indenture to the extent of any payment made by the Corporation to such holder of Series A Securities in the Direct Action. Except as described herein, holders of Series A Capital Securities will not be able to exercise directly any other remedy available to the holders of the Series A Subordinated Debentures or assert directly any other rights in respect of the Series A Subordinated Debentures. See "Description of Guarantees" in the accompanying Prospectus. The Trust Agreement provides that each holder of Series A Capital Securities by acceptance thereof agrees to the provisions of the Series A Guarantee, the Expense Agreement and the Indenture.

                             ERISA CONSIDERATIONS

  Each fiduciary of a pension, profit-sharing or other employee benefit plan (a "Plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the Plan's particular circumstances before authorizing an investment in the Series A Capital Securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

  Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), prohibit Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "Plans"), from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("Parties in Interest") with respect to such Plan. A violation of these "prohibited transaction" rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(5) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code.

  Under a regulation (the "Plan Assets Regulation") issued by the United States Department of Labor (the "DOL"), the assets of the Series A Issuer would be deemed "plan assets" of a Plan for purposes of ERISA and Section 4975 of the Code if "plan assets" of the Plan were used to acquire an equity interest in the Series A Issuer and no exception were applicable under the Plan Assets Regulation. An "equity interest" is defined under the Plan Assets Regulation as any interest in an entity other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features and specifically includes a beneficial interest in a trust.

  Pursuant to an exception contained in the Plan Assets Regulation, the assets of the Series A Issuer would not be deemed to be "plan assets" of investing Plans if, immediately after the most recent acquisition of any equity interest in the Series A Issuer, less than 25% of the value of each class of equity interests in the Series A Issuer were held by Plans, other employee benefit plans not subject to ERISA or Section 4975 of the Code (such as governmental, church and foreign plans), and entities holding assets deemed to be "plan assets" of any Plan (collectively, "Benefit Plan Investors"), or if the Series A Capital Securities were "publicly-offered securities" for purposes of the Plan Assets Regulation. No assurance can be given that the value of the Series A Capital Securities held by Benefit Plan Investors will be less than 25% of the total value of such Series A Capital Securities at the completion of the initial offering or thereafter, and no monitoring or other measures will be taken with respect to the satisfaction of the conditions to this exception. In addition, the Series A Capital Securities will be deemed "publicly-offered securities" for the purposes of the Plan Asset Regulations only if owned by 100 or more investors independent of the Series A Issuer and each other. No assurance can be given that the Series A Capital Securities would be considered to be "publicly-offered securities" under the Plan Assets Regulation. All of the Series A Common Securities will be purchased and initially held by the Corporation.

  Certain transactions involving the Series A Issuer could be deemed to constitute direct or indirect prohibited transactions under ERISA and Section 4975 of the Code with respect to a Plan if the Series A Capital Securities were acquired with "plan assets" of such Plan and the assets of the Series A Issuer were deemed to be "plan assets" of Plans investing in the Series A Issuer. For example, if the Corporation is a Party in Interest with respect to an investing Plan, extensions of credit between the Corporation and the Series A Issuer (as represented by the Series A Subordinated Debentures and the Guarantee) would likely be prohibited by Section 406(a)(1)(B) of ERISA and
Section 4975(c)(1)(B) of the Code, unless exemptive relief were available under an applicable administrative exemption (see below). In addition, if the Corporation were considered to be a fiduciary with respect to the Series A Issuer as a result of certain powers it holds (such as the powers to remove and replace the Property Trustee and the Administrative Trustees), certain operations of the Series A Issuer, including the optional redemption or acceleration of the Series A Subordinated Debentures, could be considered to be prohibited transactions under Section 406(b) of ERISA and Section 4975(c)(1)(E) of the Code. IN ORDER TO AVOID SUCH PROHIBITED TRANSACTIONS, EACH INVESTING PLAN, BY PURCHASING THE SERIES A CAPITAL SECURITIES, WILL BE DEEMED TO HAVE DIRECTED THE SERIES A ISSUER TO INVEST IN THE SERIES A SUBORDINATED DEBENTURES AND TO HAVE APPOINTED THE PROPERTY TRUSTEE.

  The DOL has issued five prohibited transaction class exemptions ("PTCEs") that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Series A Capital Securities if assets of the Series A Issuer were deemed to be "plan assets" of Plans investing in the Series A Issuer as described above. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).

  Because the Series A Capital Securities may be deemed equity interests in the Series A Issuer for purposes of applying ERISA and Section 4975 of the Code, the Series A Capital Securities may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or another applicable exemption. Any purchaser or holder of the Series A Capital Securities or any interest therein will be deemed to have represented by its purchase and holding thereof that it either (a) is not a Plan or (b) is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or another applicable exemption with respect to such purchase or holding. If a purchaser or holder of the Series A Capital Securities that is a Plan or a Plan Asset Entity elects to rely on an exemption other than PTCE 96-23, 95-60, 91-38, 90-1, or 84-14, the Corporation and the Series A Issuer may require a satisfactory opinion of counsel or other evidence with respect to the availability of such exemption for such purchase and holding.

  DUE TO THE COMPLEXITY OF THESE RULES AND THE PENALTIES THAT MAY BE IMPOSED UPON PERSONS INVOLVED IN NON-EXEMPT PROHIBITED TRANSACTIONS, IT IS PARTICULARLY IMPORTANT THAT FIDUCIARIES OR OTHER PERSONS CONSIDERING PURCHASING THE SERIES A CAPITAL SECURITIES ON BEHALF OF OR WITH "PLAN ASSETS" OF ANY PLAN CONSULT WITH THEIR COUNSEL REGARDING THE POTENTIAL CONSEQUENCES IF THE ASSETS OF THE SERIES A ISSUER WERE DEEMED TO BE "PLAN ASSETS" AND THE AVAILABILITY OF EXEMPTIVE RELIEF UNDER PTCE 96-23, 95-60, 91-38, 90-1, OR 84-14 OR ANY OTHER APPLICABLE EXEMPTION.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following is a summary of the principal United States federal income tax consequences of the purchase, ownership and disposition of Series A Capital Securities. This summary only addresses the federal income tax consequences to a person that acquires Series A Capital Securities on their original issue at their original offering price and that is (i) an individual citizen or resident of the United States, (ii) a corporation or partnership organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income tax regardless of source or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States trustees have the authority to control all substantial decisions of the trust (collectively, a "United States Person"). This summary does not address all tax consequences that may be applicable to a United States Person that is a beneficial owner of Series A Capital Securities, nor does it address the tax consequences to (i) persons that are not United States Persons, (ii) persons that may be subject to special treatment under United States federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations and dealers in securities or currencies, (iii) persons that will hold Series A Capital Securities as part of a position in a "straddle" or as part of a "hedging," "conversion" or other integrated investment transaction for United States federal income tax purposes, (iv) persons whose functional currency is not the United States dollar or (v) persons that do not hold Series A Capital Securities as capital assets.

  The statements of law or legal conclusion set forth in this summary constitute the opinion of Sullivan & Cromwell, counsel to the Corporation and the Series A Issuer. This summary is based upon the Code, Treasury regulations, Internal Revenue Service (the "IRS") rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Such changes may be applied retroactively in a manner that could cause the tax consequences to vary substantially from the consequences described below, possibly adversely affecting a beneficial owner of Series A Capital Securities. In particular, certain tax law changes have been proposed that could adversely affect the Corporation's ability to deduct interest on the Series A Subordinated Debentures, which may in turn permit the Corporation to cause a redemption of the Series A Capital Securities. See "--Possible Tax Law Changes." The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of Series A Capital Securities may differ from the treatment described below.

  PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES AS TO THE UNITED STATES FEDERAL TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SERIES A CAPITAL SECURITIES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

CLASSIFICATION OF THE SERIES A SUBORDINATED DEBENTURES AND THE SERIES A ISSUER

  Under current law and assuming compliance with the terms of the Trust Agreement, the Series A Issuer will not be classified as an association taxable as a corporation for United States federal income tax purposes. As a result, each beneficial owner of Series A Capital Securities (a "Securityholder") will be required to include in its gross income its pro rata share of the interest income, including original issue discount, paid or accrued with respect to the Series A Subordinated Debentures whether or not cash is actually distributed to the Securityholders. See "--Original Issue Discount." The Series A Subordinated Debentures will be classified as indebtedness of the Corporation for United States federal income tax purposes.

ORIGINAL ISSUE DISCOUNT

    Under the Indenture, the Corporation has the right to defer the payment of interest on the Series A Subordinated Debentures at any time or from time to time for a period not exceeding ten consecutive semi-annual periods with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Series A Subordinated Debentures. Because of this option, all interest payable on the Series A Subordinated Debentures will be treated as "original issue discount" ("OID") for federal income tax purposes. Accordingly, a Securityholder will recognize income (in the form of OID) on a daily basis under a constant yield method over the term of the Series A Subordinated Debentures (including during any Extension Period), regardless of the receipt of cash with respect to the period to which such income is attributable. (Subsequent uses of the term "interest" in this summary shall include income in the form of OID.) The amount of OID that accrues in any semi-annual period (other than during an Extension Period) will equal approximately the amount of the interest that accrues on the Series A Subordinated Debentures in that semi-annual period at the stated interest rate.

    In the event that the interest payment period is extended, Securityholders will include interest in gross income in advance of the receipt of cash, and any Securityholders who dispose of the Series A Capital Securities prior to the record date for the payment of Distributions following such Extension Period will include interest in gross income but will not receive any cash related thereto from the Series A Issuer. Any amount of OID included in a Securityholder's gross income (whether or not during an Extension Period) will increase such Securityholder's tax basis in its Series A Capital Securities, and the amount of Distributions received by a Securityholder will reduce such Securityholder's tax basis in its Series A Capital Securities.

DISTRIBUTION OF SERIES A SUBORDINATED DEBENTURES TO HOLDERS OF SERIES A CAPITAL SECURITIES

  Under current law, a distribution by the Series A Issuer of the Series A Subordinated Debentures as described under the caption "Certain Terms of Series A Capital Securities--Liquidation of Series A Issuer and Distribution of Series A Subordinated Debentures to Holders" will be non-taxable and will result in the Securityholder receiving directly its pro rata share of the Series A Subordinated Debentures previously held indirectly through the Series A Issuer, with a holding period and aggregate tax basis equal to the holding period and aggregate tax basis such Securityholder had in its Series A Capital Securities before such distribution. If, however, the liquidation of the Series A Issuer were to occur because the Series A Issuer is subject to United States federal income tax with respect to income accrued or received on the Series A Subordinated Debentures, the distribution of Series A Subordinated Debentures to Securityholders by the Series A Issuer would be a taxable event to the Series A Issuer and each Securityholder, and each Securityholder would recognize gain or loss as if the Securityholder had exchanged its Series A Capital Securities for the Series A Subordinated Debentures it received upon the liquidation of the Series A Issuer. A Securityholder will include interest in income in respect of Series A Subordinated Debentures received from the Series A Issuer in the manner described above under""--Original Issue Discount."

SALE OR REDEMPTION OF SERIES A CAPITAL SECURITIES

  A Securityholder that sells (including a redemption for cash) Series A Capital Securities will recognize gain or loss equal to the difference between its adjusted tax basis in the Series A Capital Securities and the amount realized on the sale of such Series A Capital Securities. Such gain or loss generally will be a capital gain or loss (except to the extent any amount realized is treated as a payment of accrued interest with respect to such Securityholder's pro rata share of the Series A Subordinated Debentures required to be included in income) and generally will be a long-term capital gain or loss if the Series A Capital Securities have been held for more than one year.

  The Series A Capital Securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying Series A Subordinated Debentures. A Securityholder who disposes of its Series A Capital Securities between record dates for payments of distributions thereon (and consequently does not receive a Distribution from the Series A Issuer for the period prior to such disposition) will be required to include in income as ordinary income accrued but unpaid interest on the Series A Subordinated Debentures to the date of disposition and to add such amount to its adjusted tax basis in its Series A Capital Securities. To the extent the selling price (which may not fully reflect the value of accrued but unpaid interest) is less than the Securityholder's adjusted tax basis (which will include accrued but unpaid interest), such holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

  The amount of interest income paid and OID accrued on the Series A Capital Securities held of record by United States Persons (other than corporations and other exempt Securityholders) will be reported to the IRS. "Backup" withholding at a rate of 31% will apply to payments of interest to nonexempt United States Persons unless the Securityholder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions.

  Payment of the proceeds from the disposition of Series A Capital Securities to or through the United States office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner establishes an exemption from information reporting and backup withholding.

  Any amounts withheld from a Securityholder under the backup withholding rules will be allowed as a refund or a credit against such Securityholder's United States federal income tax liability, provided the required information is furnished to the IRS on a timely basis.

  It is anticipated that income on the Series A Capital Securities will be reported to holders on Form 1099 and mailed to holders of the Series A Capital Securities by January 31 following each calendar year.

POSSIBLE TAX LAW CHANGES

  On February 6, 1997, the Budget Proposal was released. If enacted, the Budget Proposal would generally deny interest deductions for interest on an instrument issued by a corporation that has a maximum term of more than 15 years and that is not shown as indebtedness on the separate balance sheet of the issuer or, where the instrument is issued to a related party (other than a corporation), where the holder or some other related party issues a related instrument that is not shown as indebtedness on the issuer's consolidated balance sheet. The above-described provision of the Budget Proposal is proposed to be effective generally for instruments issued on or after the date of first Congressional committee action. If a similar provision were to apply to the Series A Subordinated Debentures, the Corporation would be unable to deduct interest on the Series A Subordinated Debentures. Under current law, the Corporation will be able to deduct interest on the Series A Subordinated Debentures. There can be no assurance, however, that current or future legislative proposals or final legislation will not affect the ability of the Corporation to deduct interest on the Series A Subordinated Debentures. Such a change could give rise to a Tax Event, which in certain circumstances would permit the Corporation to terminate the Series A Issuer and cause the Series A Subordinated Debentures to be distributed to the holders of the Series A Capital Securities in exchange therefor upon liquidation of the Series A Issuer, to shorten the maturity of the

Series A Subordinated Debentures to a date not earlier than     , 2012 or to
cause a redemption of the Series A Capital Securities, as described more fully under "Certain Terms of Subordinated Debentures--Conditional Right to Shorten Maturity or Redeem Upon a Tax Event or Capital Treatment Event" and "Certain Terms of Series A Capital Securities--Redemption." If legislation were enacted that affected the Corporation's ability to deduct interest expense on the Series A Subordinated Debentures, it is unclear whether an exercise by the Corporation of its right to shorten the maturity of the Series A Subordinated Debenture or to distribute the Series A Subordinated Debentures to Securityholders following a Tax Event or a Capital Treatment Event would be a taxable event to the Securityholders.

                                 UNDERWRITING

  Subject to the terms and conditions of an underwriting agreement between the Underwriters, the Series A Issuer and the Corporation (the "Underwriting Agreement"), the Corporation and the Series A Issuer have agreed that the Series A Issuer will sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase from the Series A Issuer, the respective number of Series A Capital Securities set forth opposite its name below:

                                                                      NUMBER OF
                                                                       SERIES A
                                                                       CAPITAL
           UNDERWRITER                                                SECURITIES
           -----------                                                ----------
      Merrill Lynch, Pierce, Fenner & Smith
               Incorporated..........................................
      BT Securities Corporation......................................
      Lehman Brothers Inc............................................
                                                                       -------
           Total.....................................................  150,000
                                                                       =======

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all the Series A Capital Securities offered hereby, if any are taken.

  The Underwriters propose to offer the Series A Capital Securities in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities
dealers at such price less a concession of $    per Series A Capital Security.
The Underwriters may allow, and such dealers may reallow, a concession not in
excess of $    per Series A Capital Security to certain brokers and dealers.
After the Series A Capital Securities are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  In view of the fact that the proceeds from the sale of the Series A Capital Securities will be used to purchase the Series A Subordinated Debentures issued by the Corporation, the Underwriting Agreement provides that the Corporation will pay as Underwriters' compensation for the Underwriters'
arranging the investment therein of such proceeds an amount of $    per Series
A Capital Security for the accounts of the several Underwriters.

  Because the National Association of Securities Dealers, Inc. ("NASD") is expected to view the Series A Capital Securities offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Offers and sales of Series A Capital Securities will be made only to (i) "qualified institutional buyers," as defined in Rule 144A under the Securities Act; (ii) institutional "accredited investors," as defined in Rule 501(a)(1)-(3) of Regulation D under the Securities Act or (iii) individual investors for whom an investment in non-convertible non-investment grade preferred securities is appropriate. The Underwriters may not confirm sales to any accounts over which they exercise discretionary authority without prior written approval of the transaction by the customer.

  The Corporation and the Series A Issuer have agreed that, during the period beginning from the date of the Underwriting Agreement and continuing to and including the later of (i) the termination of trading restrictions on the Series A Capital Securities, as determined by the Underwriters, and (ii) 30 days after the closing date, they will not offer, sell, contract to sell or otherwise dispose of any Series A Capital Securities, any other beneficial interests in the assets of any Issuer, or any preferred securities or any other securities of any Issuer or the Corporation that are substantially similar to the Series A Capital Securities, including any guarantee of such securities, or any securities convertible into or exchangeable for or representing the right to receive preferred securities or any such substantially similar securities of either any Issuer or the Corporation, without the prior written consent of the Underwriters, except for the Series A Capital Securities offered in connection with this offering.

  The Series A Capital Securities are a new issue of securities with no established trading market. The Underwriters have advised the Corporation and the Series A Issuer that they intend to make a market in the Series A Capital Securities, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series A Capital Securities.

  During and after the offering, the Underwriters and selling group members and their respective affiliates may purchase and sell the Series A Capital Securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Series A Capital Securities sold in the offering may be reclaimed by the Underwriters if such securities are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Series A Capital Securities, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

  The Corporation and the Series A Issuer have agreed to indemnify the several Underwriters against, or contribute to payments that the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act.

  Certain of the Underwriters or their affiliates have provided from time to time, and expect to provide in the future, investment or commercial banking services to the Corporation and its affiliates, for which such Underwriters or their affiliates have received or will receive customary fees and commissions.

                            VALIDITY OF SECURITIES

  Certain matters of Delaware law relating to the validity of the Series A Capital Securities, the enforceability of the Trust Agreement and the formation of the Series A Issuer will be passed upon by Richards, Layton & Finger, One Rodney Square, P.O. Box 551, Wilmington, Delaware 19899, Special Delaware Counsel to the Corporation and the Series A Issuer. The validity of the Series A Guarantee and the Series A Subordinated Debentures will be passed upon for the Corporation by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004, and for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York, New York 10006.

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESEN-
TATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PRO-SPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PRO-SPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUP-PLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURI-TIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEI-THER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLI-CATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE
THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                          PAGE
                                                                          ----
Risk Factors.............................................................  S-4
The Series A Issuer...................................................... S-11
The Corporation.......................................................... S-12
Dime Bancorp, Inc. and Subsidiaries
 Selected Consolidated Financial Data.................................... S-15
Use of Proceeds.......................................................... S-17
Accounting Treatment..................................................... S-17
Capitalization........................................................... S-17
Certain Terms of Series A Capital Securities............................. S-18
Certain Terms of Series A Subordinated Debentures........................ S-22
Certain Terms of Series A Guarantee...................................... S-26
ERISA Considerations..................................................... S-27
Certain Federal Income Tax Consequences.................................. S-29
Underwriting............................................................. S-32
Validity of Securities................................................... S-33
                               PROSPECTUS
Available Information....................................................    3
Incorporation of Certain Documents by Reference..........................    4
The Corporation..........................................................    5
The Issuers..............................................................    6
Use of Proceeds..........................................................    7
Description of Junior Subordinated Debentures............................    7
Description of Preferred Securities......................................   18
Book-Entry Issuance......................................................   30
Description of Guarantees................................................   32
Relationship Among the Preferred Securities, the Corresponding Junior
 Subordinated Debentures, the Expense Agreements and the Guarantees......   34
Plan of Distribution.....................................................   36
Validity of Securities...................................................   37
Experts..................................................................   37

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                                  $150,000,000

                              DIME CAPITAL TRUST I

                             % CAPITAL SECURITIES,
                                    SERIES A

         FULLY AND UNCONDITIONALLY GUARANTEED, AS DESCRIBED HEREIN, BY

                               DIME BANCORP, INC.


                            -----------------------

                             PROSPECTUS SUPPLEMENT

                            -----------------------


                              MERRILL LYNCH & CO.
                           BT SECURITIES CORPORATION
                                LEHMAN BROTHERS


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